

MANPA

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 -
2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 24 November 2009.

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

SEC Mail Processing
Section

NOV 3 0 2009

Washington, DC
110

Attention: Special Counsel
                Office of International Corporate Finance

SUPPL

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
<u>Rule 12g3-2 (b) File N° 82-4240</u>

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Leticia Level G.
Corporate Planning Manager
Fax N° 58-212-901-23-17
Phone : 58-212-901-22-45

09047422

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo Capital Suscrito: Bs. 22.940.094.240,oo Capital Pagado: Bs. 22.940.094.240,oo



The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, September 29, 2009.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION - CNV

Present.-

Attn. National Securities Registry

In compliance with the regulations in effect, attached hereto we are sending three (3) counterparts of the following documents of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Interim Consolidated Financial Statements at September 30, 2009 and 2008 based on the International Financial Reporting Standards (IFRS).

2. Consolidated Income Statement for the nine-month period ended at September 30, 2009 and 2008.

3. Interim Consolidated Statements of Equity Accounts Movements at September 30, 2009 based on the International Financial Reporting Standards (IFRS).

4. Interim Consolidated Statements of Equity Accounts Movements at September 30, 2008 based on the International Financial Reporting Standards (IFRS).





5.   Interim Consolidated Cash Flow Statements for the nine-month period ended at September the 30th, 2009 and 2008 based on the International Financial Reporting Standards (IFRS).

6.   Consolidated Balance Sheet for the three-month period ended at September 30, 2009 and 2008 based on the International Financial Reporting Standards (IFRS).

7.   Consolidated Income Statement for the nine-month period ended at September 30, 2009 and 2008.

Having no further matter to discuss,

Sincerely,

For LETICIA LEVEL (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 0212 901 22 45 Fax 0212 901 23 17---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONDENSED CONSOLIDATED BALANCE SHEETS

AT SEPTEMBER 30, 2009 AND 2008

INTERIM

(Stated in bolivars))

	2009	2008
ASSETS		
NON CURRENT ASSETS:		
Property, plant and equipment – Net	379,944,404	390,996,463
Stockholdings in associations and joint business	-	1,103,063
Total non-current assets	379,944,404	392,099,526
CURRENT ASSETS:		
Expenses paid in advance	3,031,897	2,092,252
Inventories	88,990,344	80,520,658
Advances to suppliers	11,293,764	2,490,763
Bills and accounts receivable - net	210,682,451	182,799,575
Investments available for sale	117,071	117,115

Cash and cash equivalent	94,240,341	57,471,659
Total current assets	408,355,868	325,429,022
TOTAL	788,300,272	717,528,548

SHAREHOLDER'S EQUITY AND LIABILITIES

SHAREHOLDER'S EQUITY:

Capital stock	69,633,596	69,633,596
Premium on share issue	13,405	13,405
Accumulated result from translation of affiliate and joint business abroad	206,308	206,308
Retained earnings:		
Legal reserve	6,963,360	6,963,360
Updated net balance of retained earnings for the sole use of payment of dividends of Company shares or of its subsidiaries	119,593,551	119,593,551
Undistributed	190,880,963	227,728,868
Non realization of results in investments	82,793	82,795
Total shareholders' equity	387,373,976	424,221,783

NON CURRENT LIABILITIES:

Provision for severance benefits, net of long-term advances	17,529,310	14,866,517
Unsecured bonds	23,400,000	46,700,000
Deferred Tax Income	28,185,343	23,512,472
Total non current liabilities	69,114,653	85,078,989

CURRENT LIABILITIES:

Provision for severance benefits, net of short-term advances	15,544,860	16,104,394
Unsecured bonds	18,680,000	-
Commercial papers	-	6,000,000
Short-term loans	154,735,904	68,000,937
Dividends payable	2,448,039	1,459,734



Income tax payable	25,095,445	30,805,575
Accounts payable	115,307,395	85,857,136
Total current liabilities	331,811,643	208,227,776
Total liabilities	400,926,296	293,306,765
TOTAL	788,300,272	717,528,548

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller --

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE NINE-MONTH PERIOD ENDED AT SEPTEMBER 30, 2009 AND 2008

INTERIM

(Stated in bolivars))

	2009	2008
Income from sales	793,247,645	638,295,780
Sale costs	535,328,168	412,058,467
Gross income	257,919,477	226,237,313
Cost and expenses:		
Sales expenses	35,831,241	32,729,169
Overheads and administrative expenses	36,302,356	24,082,591
Income from selling assets	(226,074)	(327,943)
	71,907,523	56,483,817
Operating income	186,011,954	169,753,496
Participation in results from joint business	-	(3,666,295)
Financial costs	(18,375,351)	(14,146,714)
Financial income	799,000	508,221
Exchange differences – net	(479,977)	(83,404)
Loss in swap operations with securities	-	(15,408,969)





Income or(losses)from selling bonds	(2,113,500)	3,174,600
Other income (expenditure):		
Provision for accounts receivable	-	(1,067,423)
Income from insurance claims	2,697,502	-
ADR commissions	(1,477,026)	(297,689)
Tax to financial transactions	-	(5,935,104)
Others – net	(152,242)	(93,147)
	(16,988,094)	(40,190,524)
Income before taxes	169,023,860	129,562,972
Income tax	38,225,226	23,185,585
Net income	130,798,634	106,377,387
Net income per share:		
Basic	0.57	0.46
Diluted	0.57	0.46

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller --

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

(Next, there is the Condensed Consolidated Statements of Movements in Equity Accounts for the nine-month period ended at September 30, 2009 (Interim) (stated in bolivars) and the Condensed Consolidated Statements of Movements in Equity Accounts for the nine-month term ended at September, 30, 2008 (Interim) (stated in bolivars).

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED CASH FLOWS STATEMENT FOR THE NINE-MONTH TERM ENDED AT SEPTEMBER 30, 2009 AND 2008

INTERIM

(Stated in bolivars)





	2009	2008
OPERATING ACTIVITIES:		
Net earnings	130,798,634	106,377,387
Adjustments to reconcile net income with the cash provided for the operating activities:		
Exchange differences – net	479,977	83,404
Participation in results from joint business	3,459,354	3,666,295
Deferred income tax	(2,806,918)	(11,222,347)
Tax provision	41,032,144	34,407,932
Non-realization of results from investments	-	755,470
Result from selling property, plant and equipment	226,074	327,943
Financial costs	18,375,351	14,146,714
Financial income	(799,000)	(508,221)
Depreciation	13,792,507	13,415,397
Operating cash flows before movements of working capital	204,558,123	161,449,974
Changes in operating assets and liabilities:		
Reduction (increase) in:		
Bills and accounts receivable	(52,166,414)	(62,608,688)
Advances to suppliers	(8,635,684)	(689,737)
Inventories	20,536,760	456,636
Expenses paid in advance	(1,967,510)	(1,212,836)
Increase (reduction)in:		
Accounts payable	8,641,374	(19,326,460)
Provision for severance benefits, net of payments	8,450,990	15,839,817
Cash provided for operating activities	179,417,639	93,908,706
Paid interests	(9,269,508)	(11,795,123)
Collected interests	799,000	508,221
Paid taxes	(49,598,965)	(12,331,188)
Net cash provided for operating activities	121,348,166	70,290,616





INVESTMENT ACTIVITIES:

	2009	2008
Increase in investments available for sale	-	10,929
Acquisition of property, plant and equipment	(2,774,462)	(6,782,798)
Net cash provided for investment activities	(2,774,462)	(6,771,869)

FINANCING ACTIVITIES:

Increase in short-term loans, net	111,252,605	50,393,828
Cost of issuing commercial papers	6,000,000	21,991,500
Amortization of commercial papers	(19,084,438)	(26,916,763)
Cost of issuing long-term unsecured bonds	-	12,5000,000
Amortization of long-term unsecured bonds	(4,670,000)	-
Cash dividends	(160,157,633)	(75,177,556)
Net cash used in financing activities	(66,659,466)	(17,208,991)
NET INCREASE (REDUCTION) IN CASH AND CASH EQUIVALENTS	51,914,238	46,309,756
CASH AND CASH EQUIVALENT AT THE BEGINNING OF TERM	42,326,103	11,161,903
CASH AND CASH EQUIVALENTS AT THE END OF TERM	94,240,314	57,471,659

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller ————————————————————————————————

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT CONDENSED

FOR THE THREE-MONTH TERM ENDED AT SEPTEMBER 30, 2009 AND 2008

BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

INTERIM

(Stated in bolivars)

	2009	2008



Income from sales	577,744,530	252,894,273
Sale costs	366,590,122	156,041,021
Gross income	181,154,408	96,853,252
Cost and expenses:		
Sales expenses	24,149,736	12,923,155
Overheads and administrative expenses	25,719,144	8,388,901
Income from selling assets	(226,074)	(327,943)
	49,642,806	20,984,113
Operating income	131,511,602	75,869,139
Participation in results from joint business	-	(1,070,139)
Financial costs	(13,138,130)	(5,938,710)
Financial income	471,327	287,024
Exchange differences – net	(305,883)	(7,550)
Loss in swap operations with securities	-	(806,499)
Income or (loss) from selling bonds	-	(2,113,500)
Other income (expenditure):		
Provision for accounts receivable	-	(2,001)
Income from insurance claims	2,697,502	-
ADR commissions	(1,477,026)	-
Tax to financial transactions	-	-
Others – net	754,176	(9,031)
	(10,998,034)	(9,660,406)
Income before taxes	120,513,568	66,208,733
Income tax	26,531,865	11,782,010
Net income	93,981,703	54,426,723
Net income per share:		
Basic	0.41	0.24
Diluted	0.41	0.24

María Alejandra Maguhn (signed) Illegible





Corporate Comptroller --

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED AT SEPTEMBER 30, 2009 AND 2008

(In bolivars)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.

Adoption of the International Financial Reporting Standards (IFRS) – As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early adopt the International Financial Reporting Standards (IFRS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The enclosed consolidated financial statements have been prepared based on the International Financial Reporting Standards (IFRS) that include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS), Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

This regulation supposes, in regard to that in effect at the time of preparing the consolidated financial statements of the Company for the year 2005, among other things, as follows:



- significant changes in the accounting policies, valuation criteria and presentation of financial statements part of the annual consolidated financial statements, and

- a significant increase in the preparation facilitated in the report of the consolidated financial statements.

January the 1st, 2004 was considered transition date for the purposes of preparing the first set of consolidated financial statements at December 31, 2005 under IFRS.

Significant accounting policies – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

a. *Responsibility of the information and estimations made* – Information included in these consolidated financial statements is the responsibility of the Board of Directors and of Company Management. To prepare them, certain estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein, based on experience and other relevant matters. Final results may vary from such estimates.

These estimates are reviewed on a continuous basis. Amendments to accounting estimates are acknowledged prospectively, accounting the effects of change to the corresponding consolidated income statements fro the period in which the corresponding reviews are made. Basically, these estimates refer to:

- Losses from deterioration of certain assets,

- Useful life of property, plant and equipment,

- Reasonable values of financial assets and liabilities,

- Estimated accruals payable,

- Probability of contingencies,

- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders,

- Price control on certain products commercialized by the Company.

Although these estimates are made based on the best information available at September 30, 2009 about the facts analyzed, it is possible that events that may take place in the future force their amendment in the next fiscal years. This amendment will



be carried out pursuant to the provisions of IAS 8, prospectively, taking into account the effects of the change of estimation in the corresponding consolidated income accounts.

   b. **Consolidation** - The consolidated financial statements attached hereto include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica) and Simco Recycling, Inc. (domiciled in the United States), both 50% owned were considered joint businesses according to IAS 31, and were registered as per the method of participation.

All significant transactions among companies have been eliminated from consolidation.

   c. **Effects of inflation** – The functional currency of the Company is the Bolivar. Once the IAS 29 "Financial Information on Hyperinflationary Economies" is revised together with other literatures consulted and after analyzing the accumulated inflation at the date of transaction and subsequent periods, the Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.

As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.

   d. **Translation of the financial statements of affiliates and joint businesses abroad** – The Company determined the functional currency of affiliates abroad according to IAS 21 "Effect of Variations in Exchange Types of Foreign Currency." Consequently, for its incorporation into the attached financial information, the financial statements of such affiliates were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and as for the income account the average of the exchange rate of the corresponding year.



The effects of including the financial statements of affiliates translated to bolivars by this methodology are shown in the shareholders´ equity as Accumulated result from translation of affiliates and joint businesses.

e. **Participation in associates** – An associated company is that in which the Company is able to significantly influence; without control or joint control by its participation in decision-making and operating policies of the associated company. Normally, this capacity is expressed in a participation (direct or indirect) equal or superior to 20% of the voting rights of the entity participated.

Exceptionally, the following entities, of which a 20% or more of its voting rights is owned, are not considered entities associated to the Group:

Entity	% of Voting Rights	Reason why it is considered Associated
Agroindustrial Mandioca, C.A.	20	The Company does not have a significant influence on operations of the associated company.
Corporación Forestal Orinoco, C.A.	33	The Company does not have a significant influence on operations of the associated company.
Fibras Secundarias, S.A.	33	The Company does not have a significant influence on operations of the associated company.
Central Cariaco	25.62	The Company does not have a significant influence on operations of the associated company.

Participation in joint business – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for



those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

f. **_Property, plant and equipment_** – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from deterioration of value. Depreciation is calculated based on the straight line method on the remaining useful life estimated by the Company.

Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the subsequent accounting withdrawal of the elements replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.

Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:

	Years
Buildings	20-40
Machinery and equipment	10-50
Automotive vehicles	3-6
Furniture, fittings and others	3-5

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary





investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

The result from selling or withdrawing property, plant and equipment is determined by the difference between the benefit from selling and the accounting value of the asset, and the same is recognized in the results from the fiscal year.

g. **_Long-term assets_** – The Company reviews amounts in books of its tangible and intangible assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication thereon, the recoverable amount of asset is calculated in order to determine the scope of the loss for deterioration of value (if any). In case the asset does not produce cash flows by itself that is independent from other assets, the Company calculates the recoverable amount of the unit by generating cash to which the asset belongs to. When a consistent and reasonable basis for distribution is identified, common assets are also allocated to individual cash generating units or, in turn, to the smallest group of cash generating units to which a consistent and reasonable basis for distribution is identified.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.

If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is reduced to its recoverable amount. Immediately, a loss for deterioration of value as expense is acknowledged.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not exceed the amount in books that would have been determined if any loss had been acknowledged for deterioration of value for the asset (cash generating unit) in previous years.



h. **Operating leasing** – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

Payments from operating leasing agreements in which the Company is a Lessor are acknowledged as straight-line expenses during the leasing save in those cases where other systemic base for allocation becomes more representative to reflect more properly the benefit pattern from leasing. Contingent payments are charged to expenses in the periods in which they are incurred in.

i. **Foreign currency** – The Bolivar is the functional currency of the Company. Therefore, operations in other foreign currency different from the Bolivar are considered in "foreign currency" and are registered in bolivars using the applicable exchange rates in effect at the dates they are made. Balances in foreign currency at closure of the period are stated in bolivars using the exchange rates applicable in effect at date, and the resulting exchange differences are carryforward, initially, to results from the period in which they are produced. Exchange differences from monetary items receivable or payable from affiliates and joint businesses abroad, which liquidation is neither expected nor likely to occur in a foreseeable future and which are part of the net investment of the foreign entity are acknowledged in the consolidated financial statements as part of the accumulated result from translation of affiliate and joint businesses, until disincorporation of the corresponding entity.

j. **Inventories** – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also



including those incurred in when transferring stocks to your location and current conditions. During periods of low production level or during those of idle capacity, the number of fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During abnormally high production periods, the amount of fixed general manufacturing expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.

The cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

Spare parts inventories are valued using the average method and are acknowledged in the results of the period when they are used. Such existences are presented in the consolidated financial statements at accepted cost, which does not exceed its recovery value. The accepted cost is equivalent to the acquisition cost less losses from acknowledged obsolescence, determined by the Company based on a technical appraisal.

k. **Financial assets** – Investments are acknowledged and cancelled in accounts using the accounting method at the date of transaction in which the aforementioned date is acknowledged: a) the asset to be received and the liability payable, b) the cancel of assets being sold, the acknowledgement of the eventual result from selling or availability by any other way, and the acknowledgement from an entry receivable from purchaser. Financial assets and liabilities are initially acknowledged at their reasonable value plus transaction costs directly attributable to their purchase, except for those classified at their reasonable value with changes in results, which are initially acknowledged at their reasonable value.

Financial assets kept by the Company are classified as follows:





- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to debtors.

- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Financial assets available for sale are valued at their reasonable value with changes in results, when classified as kept for transactions or, in their initial acknowledgement has been allocated by the Company to be accounted at their reasonable value with changes in results.

A financial asset is classified as held to transact if:

- It is mainly acquired in order to sell it in the immediate future;

- It is part of a portfolio of identified financial instruments that are jointly managed and to which there is evidence of a recent pattern to obtain short-term benefits; or

- It is a derivative that is neither a financial collateral agreement nor has been allocated as a hedge and complies with the conditions to be efficient.

A financial asset different from those kept to negotiate can be classified as a financial asset at a reasonable value with changes in results if:

- By that any inconsistency in the appraisal or acknowledgment is eliminated or significantly reduced;

- Financial assets are part of a group of financial assets, financial liabilities or both, which are administered and evaluated according to the criteria of reasonable value, according to an investment or management documented strategy of the Company risk, and which information is internally provided for on that basis; or

- It is part of an agreement including one or more implicit derivatives, and the IFRS allow for designing the entire hybrid agreement (combined) as a financial asset or a financial liability at a reasonable value with changes in results.

Financial assets at reasonable value with changes in results are presented at their reasonable value. Income or losses in changes of the reasonable value of these assets





are acknowledged as part of the results from the period in which they are produced. Acknowledged income and losses include any dividend or interest earned from such financial assets.

Financial assets not derived from a fixed maturity date, which payment have a fixed or determinable amount, and the Company has the effective intention and also the capacity to preserve until due, are classified as investments held until due. These investments are registered at repaid costs using the effective interest method less any accumulated loss for acknowledged value deterioration, acknowledging income throughout the corresponding period.

Investments available for sale are financial assets not derived that are specifically allocated as available for sale, or that are not classified as (a) loans and provisions receivable, (b) investments held until due, or (c) financial assets accounted at reasonable value with changes in results. These investments are valued at their reasonable value. Income and losses from variations in the reasonable value of these investments are directly acknowledged in shareholders´ equity except for losses for value deterioration, interests calculated according to the effective interest method and income or losses for exchange type, which are directly acknowledged against the results from the period in which they are produced. When the assets is disposed of or whenever is determined that same has suffered a value deterioration, benefits or accumulated losses previously acknowledged in shareholders´ equity are included in the results from the period. Dividends of equity instruments classified as available for sale are acknowledged in the result of the fiscal year when the Company right to receive the corresponding payment is established.

Commercial accounts receivable, loans and other accounts receivable not derived from fixed or determinable payments, which are not negotiated in a lending market, are classified as loans and items receivable. These items are registered at cost repaid using the effective interest methods less any accumulated loss acknowledged for value deterioration. Income from interests are acknowledged using the effective interest rate, except for those short-term accounts receivable in which their acknowledgement is considered not relevant.





It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual independence. The most objective and common reference of the reasonable value of a financial instrument is the price that would be paid for it in an organized, transparent and deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned based on its effective interest rate (EIR). Repaid cost is understood as the initial cost less collection of principal plus more or less accumulated amortization of the difference between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate coincides with the contractual interest rate established at the moment of its acquisition plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

l. **Cash and cash equivalents** – The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.

m. Classification of financial assets as current and non-current – In the attached consolidated balance sheets, financial assets are classified according to



their maturity, that is, as current those with maturity equal or inferior to twelve months, and as non-current those with maturity higher than such period.

n. ***Bank loans, commercial papers and unsecured bonds*** - Loans and unsecured bonds and commercial papers are registered at repaid cost. Financial expenses, included premiums payable in the liquidation or reimbursement and direct costs of issuance are accounted in the income results using the method of cash interest and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.

o. ***Debt classification as current and non-current*** – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

p. ***Provision for seniority payment*** – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law. Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service. From the second year of service, the employee is entitled to 2 years of additional salary per year of service (or year fraction higher than 6 months), accumulative up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of employee, as each employee so states in written. When severance payment are kept in the accounting of an employee, this latter is entitled to pay interests on the amounts owe, which are monthly established by the Venezuelan Central Bank.

In case of unjustified dismissal or involuntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of current salary. In case of involuntary retirement, the Law stipulates an





additional liquidation up to 90 days of current salary, based on the duration of the labor relation.

> q. **Provisions** – When preparing the consolidated financial statements, the management makes a difference between:
>
> - *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders´ equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,
>
> - *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the consolidated financial statements but informed, pursuant to the IAS 37 requirements.

Provisions are quantified considering the best information available about the consequences of the event that brings them about and are re-estimated due to the accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such obligations stop being so. At September 30, 2009 and 2008 the Company management has not registered significant provisions that have to be disclosed in the consolidated financial statements at those dates.

> r. **Financial liability and shareholders' equity** – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and taking into account the economic basis. An equity instrument is a contract that represents a residual participation in the Company shareholders' equity once all their liabilities are deducted.

Financial liabilities held by the Company are classified as financial liabilities at reasonable value with change sin results or as other financial liabilities.





Financial liabilities are classified as financial assets at reasonable value with changes in results when they are classified as held to negotiate or, in their initial acknowledgment, they have been allocated by the Company to be accounted at their reasonable value with changes in results.

A financial set is classified as held for negotiating if:

- Financial liabilities are mainly incurred in to repurchase them in the immediate future;

- Financial liabilities are part of an identified financial instruments portfolio that are jointly managed and in regard to which there is evidence of a recent pattern to obtain short-term benefits; or

- It is a derivative that is neither a financial collateral agreement nor has been allocated as a hedge and complies with conditions to be efficient.

A financial liability different from those held to negotiate can be classified as a financial liability at a reasonable value with changes in results if:

- By that any inconsistency in the appraisal or acknowledgment is eliminated or significantly reduced;

- Financial assets are part of a group of financial assets, financial liabilities or both, which are administered and evaluated according to the criteria of reasonable value, according to an investment or management documented strategy of the Company risk, and which information is internally provided for on that basis; or

- It is part of an agreement including one or more implicit derivatives, and the IFRS allow for designing the entire hybrid agreement (combined) as a financial asset or a financial liability at a reasonable value with changes in results.

Financial assets at a reasonable value with changes in results appeared at their reasonable value. Income or losses in changes of reasonable value of these assets are acknowledged against results from the period in which they are generated. Acknowledged income and losses include any interest earned by such financial liabilities.

Other financial assets, including loans, are initially acknowledged at their reasonable value, net of transaction costs directly attributable to their issue. Then, they are

registered at repaid costs using the effective interest method, acknowledging the expense throughout the corresponding period.

s. *Ongoing Judicial and/or Extrajudicial Procedures* – At September 30, 2009 there were different ongoing judicial procedures and claims against the Company originated from the regular development of its activities. Both legal advisors and the Company management understand that the conclusion of these procedures and claims will not produce a significant effect in the current and future consolidated financial statements.

t. *Income acknowledgements* – Income are measured using the reasonable value of the counterpart, receivable or pending reception, arising from such income.

Income from selling finished products and other products are acknowledged when all the following conditions are met:

- the Company has transferred to purchaser the significant risks and advantages from owning goods;

- the Company does neither keep for itself any implication in the regular management of goods sold, to the degree usually associated to ownership nor withholds effective control on such;

- the amount of income can be reliably measured;

- it is likely that the Company receives the financial benefits associated to the transaction; and

- Costs incurred in, or to be incurred in, in regard to the transaction can be reliably measured. Income form selling are reported net form estimated returns, promotions granted, early-bird discounts and any other discounts granted.

Income from operating leasing agreements are acknowledged on a monthly basis based on the provisions of contracts.

Income from interests is accumulated on a periodical basis taking as reference the outstanding capital balance and the effective interest rate applicable.

Income from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.





u. Advertisement expenses – Advertisement expenses are registered in results, at the date they are incurred in.

v. Acknowledging expenses – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

w. Balance compensation – Only debit and credit balances from transactions that, contractually or mandatory as per the law, include the possibility to compensate and are intended to be liquidated for its net amount or to realize asset and simultaneously make payment are compensated among themselves, and consequently, are presented in the consolidated balance sheet by its net amount.

x. Income tax – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.

Current income tax is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.

Deferred taxes, assets and liabilities are determined based on the general balance method using the tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from deferred taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.

On its part, assets from differed taxes, identified as temporary differences, are only acknowledged in the case of considered likely that the Company is going to have in the future enough tax income to be able to make them effective and do not come from the





initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.

On a year basis, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made. The lending deferred tax is reduced by a provision to value the amount estimated likely to be made in the future.

y. **Net income per basic and diluted share** – The net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each year. Net income per basic and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting.

2. INFORMATION BY BUSINESS SEGMENT

Segmentation criteria

Information by segments is structured based on the different Company business lines.

Main business segments

Business lines described below have been set based on the organizing structure of the Company in effect at closure of the fiscal year 2008 taking into account, on one part, the nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

During the nine-month period ended at September 30, 2009 and 2008 the Company centered its activity in the following big business lines:

Printing, writing and packing paper -

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

Tissue paper – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.



Services and rentals – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

Corporate – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company, including expenses originated from projects and activities that impact several business lines and income from strategic participations are allocated to a "Corporate Unit" together with reconciliation entries resulting from integrating financial statements of the different business lines with the consolidated financial statements of the Company. The costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

Geographic segment

Group activities are located within the Venezuelan market, in Central America and the Caribbean. However, this segmentation is not important at the level of the consolidated financial statements given the magnitude of amounts.

Bases and methodology of information by business segment

Information by segments that is shown below is based on monthly reports prepared by each division and is systematically generated on a monthly basis.

Structure of this information is designed as if each business line deals with an autonomous business and has independent own resources that are distributed based on the risk of assets assigned to each line, according to an internal cost distribution system in percentage terms.

Below the information by segment of these activities is detailed, for the nine-month periods ended at September 30, 2009 and 2008:



2009

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income Statement					
Local sales	371,349,311	398,548,719	11,649,480	-	781,547,510
Export sales	1,030,818	10,669,317	-	-	11,700,135
Sales among segments – local	-	-	19,472,971	(19,472,971)	-
Sales among segments – export	146,955	1,174,271	-	(1,321,226)	-
Total income	372,527,084	410,392,307	31,122,451	(20,794,197)	793,247,645
Costs and expenses	305,064,602	301,237,352	21,708,798	20,755,061	607,235,691
Operating results	67,462,482	109,154,955	9,413,653	(19,136)	196,011,954
Participation in results from joint-business companies	-	-	-	-	-
Financial income	-	-	-	-	799,000
Financial expenses and others	-	-	-	-	(17,787,094)
Results before taxes	-	-	-	-	169,023,860
Results after taxes	-	-	-	-	130,798,634
Depreciation	6,443,810	6,075,174	1,273,523	-	13,792,507
Capital investments	2,474,174	913,121	990,957	-	4,378,252
Balance sheet					
Assets					
Assets per segment	351,646,152	329,539,237	29,941,856	(43,001,310)	668,125,935
Assets per corporate segments	-	-	-	-	90,869,341
Participation in associated companies	-	-	-	-	-
Undistributed corporate assets	-	-	-	-	39,304,996
Total consolidated assets	-	-	-	-	788,300,272



	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Liabilities					
Liabilities by segments	72,611,506	57,810,518	11,593,722	(43,001,310)	90,014,436
Liabilities by corporate segments	-	-	-	-	80,000,511
Undistributed corporate liabilities	-	-	-	-	221,911,349
Total consolidated liabilities					400,926,296

2008

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income Statement					
Local sales	288.779.063	329.435.186	6.785.780	-	625.001.029
Export sales	2.590.709	10.704.042	-	-	13.294.751
Sales among segments – local	-	-	11.724.857	(11.724.857)	-
Sales among segments – export	114.939	773.196	-	(888.135)	-
Total income	291.484.711	340.912.424	18.511.637	(16.612.992)	638.295.780
Costs and expenses	230.037.587	235.170.393	15.764.758	12.430.454	468.542.284
Operating results	61.447.124	105.742.031	2.746.879	(182.538)	169.753.496
Participation in results from joint-business companies	-	-	-	-	(3.666.295)
Financial income	-	-	-	-	508.221
Financial expenses and others	-	-	-	-	(37.032.450)
Results before taxes	-	-	-	-	129.562.972
Results after taxes	-	-	-	-	106.377.387
Depreciation	6.314.231	6.006.230	1.094.936	-	14.415.397
Capital investments	833.636	6.492.942	428.267	-	7.754.845
Balance sheet					
Assets					
Assets per					



segment	320.998.817	277.869.102	57.207.239	(24.122.138)	631.954.020
Assets per corporate segments	-	-	-	-	55.119.732
Participation in associated companies	1.103.063	-	-	-	1.103.063
Undistributed corporate assets	-	-	-	-	29.351.733
Total consolidated assets					717.528.548
Liabilities					
Liabilities by segments	39.494.246	36.027.706	8.374.621	(23.152.138)	60.744.435
Liabilities by corporate segments	-	-	-	-	81.055.818
Undistributed corporate liabilities	-	-	-	-	151.506.512
Total consolidated liabilities					293.306.765

3. FURTHER EVENT

Cash dividends

As of October 16 of this year, the Shareholders' Meeting agreed to decree cash dividends amounting to BsF0.20 per share.

Translator's Note:

At the upper right margin of he first and second pages of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION. 2008 October 30 P 2:40. FILE RECEIVED."————————

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November the 10th, 2009.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS CONDENSED FOR THE NINE-MONTH PERIOD ENDED AT SEPTEMBER 30, 2008
INTERIM

(Stated in bolivars)

	Capital Stock	Premium on issuing shares	Accrued results from translation of subsidiary and joint business	Retained Earnings			Non-realization of results from investments	Total Equity
				Legal Reserve	Updated net balance of retained earnings for the sole use of payment of share dividends of the Company and subsidiaries	Undistributed		
BALANCES AT DECEMBER 31, 2007	69,633,596	13,405	206,308	6,963,360	119,593,551	155,762,882	(672,675)	351,500,427
Net income for the period	-	-	-	-	-	106,377,387	-	106,377,387
Total earnings recognized for the period	-	-	-	-	-	106,377,387	-	106,377,387
Realized result of investments available for sale	-	-	-	-	-	-	755,470	755,470
Decreed dividends	-	-	-	-	-	(34,411,501)	-	(34,411,501)
BALANCES AT JUNE 30, 2008	69,633,596	13,405	206,308	6,963,360	119,593,551	227,728,768	82,795	424,221,783

Maria Alejandra Maguhn   (signed) Illegible
Corporate Comptroller

Juan Antonio Lovera   (signed) Illegible
Corporate V.P. Finances





MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS CONDENSED FOR THE NINE-MONTH PERIOD ENDED AT SEPTEMBER 30, 2009
INTERIM

(Stated in bolivars)

	Capital Stock	Premium on issuing shares	Accrued results from translation of subsidiary and joint business	Legal Reserve	Updated net balance of retained earnings for the sole use of payment of share dividends of the Company and subsidiaries	Undistributed	Non-realization of results from investments	Total Equity
					Retained Earnings			
BALANCES AT DECEMBER 31, 2008	69,633,596	13,405	206,308	6,963,360	119,593,551	220,669,329	82,793	417,162,342
Net income for the period	-	-	-	-	-	130,798,634	-	130,798,634
Total earnings recognized for the period	-	-	-	-	-	130,798,634	-	130,798,634
Decreed dividends						(160,587,000)	-	(160,587,000)
BALANCES AT SEPTEMBER 30, 2009	69,633,596	13,405	206,308	6,963,360	119,593,551	190,880,963	82,793	387,373,976

Maria Alejandra Maguhn   (signed) Illegible
Corporate Comptroller

Juan Antonio Lovera   (signed) Illegible
Corporate V.P. Finances









Division Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Reemes, Reemiles, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380



MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J-00023530-9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

2008 OCT 30   2: 40

Caracas, 29 de septiembre de 2009.

Señores:
COMISIÓN NACIONAL DE VALORES - CNV
Presente.-

Atn. Registro Nacional de Valores

Cumpliendo con la normativa vigente, anexo le estamos enviando tres (3) ejemplares de los siguientes documentos de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Balance General Consolidado Interino al 30 de septiembre de 2009 y 2008, con base a Normas Internacionales de Información Financiera (NIIF).

2. Estado Consolidado de Resultados por los períodos de nueve meses terminados al 30 de septiembre de 2009 y 2008.

3. Estados Consolidados de Movimientos en las Cuentas de Patrimonio Interino por el período de nueve meses terminado al 30 de septiembre de 2009, con base a Normas Internacionales de Información Financiera (NIIF).

4. Estados Consolidados de Movimientos en las Cuentas de Patrimonio Interino por el período de nueve meses terminado al 30 de septiembre de 2008, con base a Normas Internacionales de Información Financiera (NIIF).

5. Estados Consolidados de Flujos de Efectivo Interinos por los períodos de nueve meses terminados al 30 de septiembre de 2009 y 2008, con base a Normas Internacionales de Información Financiera (NIIF).

6. Estado Consolidado de Resultados por los períodos de tres meses terminados al 30 de septiembre de 2009 y 2008 con base a Normas Internacionales de Información Financiera (NIIF).

7. Notas a los estados financieros consolidados por los nueve meses terminados al 30 de septiembre de 2009 y 2008.

Sin más a que referirme, queda de usted,

Atentamente,

LETICIA LEVEL
GTE. PLANIFICACIÓN CORP.
llevel@manpa.com.ve
Teléfono: 0212 901 22 45, Fax: 0212 901 2317.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS CONDENSADOS, 30 DE SEPTIEMBRE DE 2009 Y 2008
INTERINO
(Expresados en bolívares)

	2009	2008
ACTIVO		
ACTIVO NO CORRIENTE:		
Propiedades, planta y equipo - neto	379.944.404	390.996.463
Participaciones en asociadas y negocios conjuntos	-	1.103.063
Total activo no corriente	379.944.404	392.099.526
ACTIVO CORRIENTE:		
Gastos pagados por anticipado	3.031.897	2.029.252
Inventarios	88.990.344	80.520.658
Anticipos a proveedores	11.293.764	2.490.763
Efectos y cuentas por cobrar - neto	210.682.451	182.799.575
Inversiones disponibles para la venta	117.071	117.115
Efectivo y equivalentes de efectivo	94.240.341	57.471.659
Total activo corriente	408.355.868	325.429.022
TOTAL	788.300.272	717.528.548
PATRIMONIO Y PASIVO		
PATRIMONIO:		
Capital social	69.633.596	69.633.596
Prima en emisión de acciones	13.405	13.405
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior	206.308	206.308
Utilidades retenidas:		
Reserva legal	6.963.360	6.963.360
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias	119.593.551	119.593.551
No distribuidas	190.880.963	227.728.768
Resultado no realizado en inversiones	82.793	82.795
Total patrimonio	387.373.976	424.221.783
PASIVO NO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo	17.529.310	14.866.517
Bonos quirografarios	23.400.000	46.700.000
Impuesto sobre la renta diferido	28.185.343	23.512.472
Total pasivo no corriente	69.114.653	85.078.989
PASIVO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo	15.544.860	16.104.394
Bonos quirografarios	18.680.000	-
Papeles comerciales	-	6.000.000
Préstamos a corto plazo	154.735.904	68.000.937
Dividendos por pagar	2.448.039	1.459.734
Impuesto sobre la renta por pagar	25.095.445	30.805.575
Cuentas por pagar	115.307.395	85.857.136
Total pasivo corriente	331.811.643	208.227.776
Total pasivo	400.926.296	293.306.765
TOTAL	788.300.272	717.528.548

María Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS CONDENSADOS
POR LOS PERIODOS DE NUEVE MESES TERMINADOS EL 30 DE SEPTIEMBRE DE 2009 Y 2008
INTERINO
(Expresados en bolívares)

	2009	2008
Ingresos por ventas	793.247.645	638.295.780
Costo de ventas	535.328.168	412.058.467
Utilidad bruta	257.919.477	226.237.313
Costos y gastos:		
Gastos de ventas	35.831.241	32.729.169
Gastos generales y administrativos	36.302.356	24.082.591
Utilidad en venta de activos	(226.074)	(327.943)
	71.907.523	56.483.817
Utilidad en operaciones	186.011.954	169.753.496
Participación en resultados de negocios conjuntos	-	(3.666.295)
Costos financieros	(18.375.351)	(14.146.714)
Ingresos financieros	799.000	508.221
Diferencias en cambio - neto	(479.977)	(83.404)
Pérdida en operaciones de permuta con títulos valores	-	(15.408.969)
Otros ingresos (egresos):		
Provisión para cuentas por cobrar	-	(1.067.423)
Ingresos reclamos al seguro	2.697.502	-
Comisiones ADR	(1.477.026)	(297.689)
Impuesto a las transacciones financieras	-	(5.935.104)
Otros - neto	(152.242)	(93.147)
	(16.988.094)	(40.190.524)
Utilidad antes de impuestos	169.023.860	129.562.972
Impuesto sobre la renta	38.225.226	23.185.585
Utilidad neta	130.798.634	106.377.387
Utilidad neta por acción:		
Básica	0,57	0,46
Diluida	0,57	0,46

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE MOVIMIENTO CONSOLIDADO EN LAS CUENTAS DE PATRIMONIO CONDENSADO
POR EL PERIODO DE NUEVE MESES TERMINADO EL 30 DE SEPTIEMBRE DE 2009
INTERINO
(Expresados en bolívares)

	Capital social	Prima en emisión de acciones	Resultado acumulado por traducción de filial y negocios conjuntos	Reserva legal	Utilidades retenidas	No distribuidas	Resultado no realizado en inversiones	Total patrimonio
					Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias			
SALDOS AL 31 DE DICIEMBRE DE 2008	69.633.596	13.405	206.308	6.963.360	119.593.551	220.669.329	82.793	417.162.342
Utilidad neta del período	-	-	-	-	-	130.798.634	-	130.798.634
Total utilidades reconocidas en el período	-	-	-	-	-	130.798.634	-	130.798.634
Dividendos decretados	-	-	-	-	-	(160.587.000)	-	(160.587.000)
SALDOS AL 30 DE SEPTIEMBRE DE 2009	69.633.596	13.405	206.308	6.963.360	119.593.551	190.880.963	82.793	387.373.976

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE MOVIMIENTO CONSOLIDADO EN LAS CUENTAS DE PATRIMONIO CONDENSADO
POR EL PERIODO DE NUEVE MESES TERMINADO EL 30 DE SEPTIEMBRE DE 2008
INTERINO
(Expresados en bolívares)

	Capital social	Prima en emisión de acciones	Resultado acumulado por traducción de filial y negocios conjuntos	Reserva legal	Utilidades retenidas Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2007	69.633.596	13.405	206.308	6.963.360	119.593.551	155.762.882	(672.675)	351.500.427
Utilidad neta del periodo	-	-	-	-	-	106.377.387	-	106.377.387
Total utilidades reconocidas en el periodo	-	-	-	-	-	106.377.387	-	106.377.387
Resultado realizado de inversiones disponibles para la venta	-	-	-	-	-	-	755.470	755.470
Dividendos decretados	-	-	-	-	-	(34.411.501)	-	(34.411.501)
SALDOS AL 30 DE SEPTIEMBRE DE 2008	69.633.596	13.405	206.308	6.963.360	119.593.551	227.728.768	82.795	424.221.783

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO CONDENSADOS
POR LOS PERIODOS DE NUEVE MESES TERMINADOS EL 30 DE SEPTIEMBRE DE 2009 Y 2008
INTERINO
(Expresados en bolívares)

	2009	2008
ACTIVIDADES OPERACIONALES:		
Utilidad neta	130.798.634	106.377.387
Ajustes para conciliar la utilidad neta con el efectivo provisto		
por las actividades operacionales:		
Diferencias en cambio - neto	479.977	83.404
Participación en resultados de negocios conjuntos	3.459.354	3.666.295
Impuesto sobre la renta diferido	(2.806.918)	(11.222.347)
Provisión para impuestos	41.032.144	34.407.932
Resultado no realizado en inversiones	-	755.470
Resultado en venta de propiedades, planta y equipo	226.074	327.943
Costos financieros	18.375.351	14.146.714
Ingresos financieros	(799.000)	(508.221)
Depreciación	13.792.507	13.415.397
Flujos de efectivo operativos antes de los movimientos de capital de trabajo	204.558.123	161.449.974
Cambios en activos y pasivos operacionales:		
Disminución (aumento) en:		
Efectos y cuentas por cobrar	(52.166.414)	(62.608.688)
Anticipos a proveedores	(8.635.684)	(689.737)
Inventarios	20.536.760	456.636
Gastos pagados por anticipado	(1.967.510)	(1.212.836)
Aumento (disminución) en:		
Cuentas por pagar	8.641.374	(19.326.460)
Apartado para prestaciones por antigüedad, neto de pagos	8.450.990	15.839.817
Efectivo provisto por las actividades operacionales	179.417.639	93.908.706
Intereses pagados	(9.269.508)	(11.795.123)
Intereses cobrados	799.000	508.221
Impuestos pagados	(49.598.965)	(12.331.188)
Efectivo neto provisto por las actividades operacionales	121.348.166	70.290.616
ACTIVIDADES DE INVERSIÓN:		
Aumento en inversiones disponibles para la venta	-	10.929
Adquisición de propiedades, planta y equipo	(2.774.462)	(6.782.798)
Efectivo neto usado por las actividades de inversión	(2.774.462)	(6.771.869)
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento en préstamos a corto plazo	111.252.605	50.393.828
Importe de la emisión de papeles comerciales	6.000.000	21.991.500
Amortización de papeles comerciales	(19.084.438)	(26.916.763)
Importe de la emisión de bonos quirografarios a largo plazo	-	12.500.000
Amortización de bonos quirografarios a largo plazo	(4.670.000)	-
Dividendos en efectivo	(160.157.633)	(75.177.556)
Efectivo neto usado por las actividades de financiamiento	(66.659.466)	(17.208.991)
AUMENTO (DISMINUCION) NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	51.914.238	46.309.756
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL PERIODO	42.326.103	11.161.903
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL PERIODO	94.240.341	57.471.659

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS CONDENSADOS
POR LOS PERIODOS DE TRES MESES TERMINADOS EL 30 DE SEPTIEMBRE DE 2009 Y 2008
CON BASE A NORMAS INTERNACIONALES DE INFORMACION FINANCIERA (NIIF)
INTERINO
(Expresados en bolívares)

	2009	2008
Ingresos por ventas	547.744.530	252.894.273
Costo de ventas	366.590.122	156.041.021
Utilidad bruta	181.154.408	96.853.252
Costos y gastos:		
Gastos de ventas	24.149.736	12.923.155
Gastos generales y administrativos	25.719.144	8.388.901
Utilidad en venta de activos	(226.074)	(327.943)
	49.642.806	20.984.113
Utilidad en operaciones	131.511.602	75.869.139
Participación en resultados de negocios conjuntos	-	(1.070.139)
Costos financieros	(13.138.130)	(5.938.710)
Ingresos financieros	471.327	287.024
Diferencias en cambio - neto	(305.883)	(7.550)
Pérdida en operaciones de permuta con títulos valores	-	(806.499)
Ganancias o (pérdida) en venta de Bonos	-	(2.113.500)
Otros ingresos (egresos):		
Provisión para cuentas por cobrar	-	(2.001)
Ingresos reclamos al seguro	2.697.502	-
Comisiones ADR	(1.477.026)	-
Impuesto a las transacciones financieras	-	-
Otros - neto	754.176	(9.031)
	(10.998.034)	(9.660.406)
Utilidad antes de impuestos	120.513.568	66.208.733
Impuesto sobre la renta	26.531.865	11.782.010
Utilidad neta	93.981.703	54.426.723
Utilidad neta por acción:		
Básica	0,41	0,24
Diluida	0,41	0,24

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Y FILIALES

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS NUEVE MESES TERMINADOS EL 30 DE SEPTIEMBRE DE 2009 Y 2008
(En bolívares)

1. ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS

Organización – La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

Adopción de las Normas Internacionales de Información Financiera (NIIF) – Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión N° 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones N° 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Los estados financieros consolidados adjuntos han sido preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF), que incluyen las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB), que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

Esta normativa supone, con respecto a la que se encontraba en vigor al tiempo de formularse los estados financieros consolidados de la Compañía del año 2005, entre otras cosas, lo siguiente:

- importantes cambios en las políticas contables, criterios de valoración y forma de presentación de los estados financieros que forman parte de los estados financieros consolidados anuales, y
- un incremento significativo en la información facilitada en la memoria de los estados financieros anuales consolidados.

Se consideró como fecha de transición el 01 de enero de 2004, para efectos de la preparación del primer juego de los estados financieros consolidados al 31 de diciembre de 2005, bajo NIIF.

Políticas contables significativas – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. *Responsabilidad de la información y estimaciones realizadas* – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos. con base en la experiencia y otros factores relevantes. Los resultados finales podrían variar de dichas estimaciones.

Estas estimaciones son revisadas sobre una base continua. Las modificaciones a los estimados contables son reconocidos de forma prospectiva, contabilizándose los efectos del cambio en las correspondientes cuentas de resultados consolidadas del período en que se efectúan las revisiones correspondientes Básicamente, estas estimaciones se refieren a:

- Las pérdidas por deterioro de determinados activos ,
- La vida útil de las propiedades, planta y equipo ,
- Los valores razonables de los activos y pasivos financieros,
- Acumulaciones estimadas por pagar,
- Probabilidad de las contingencias,
- Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas,
- Control de precios sobre ciertos productos comercializados por la Compañía.

A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 30 de septiembre de 2009 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

b. *Consolidación* – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). Las compañías Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) y Simco Recycling, Inc. (domiciliada en Estados Unidos de Norteamérica), ambas poseídas en un 50%, fueron consideradas negocios conjuntos de acuerdo con la NIC 31, y se registraron a través del método de participación.

Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

c. *Efectos de la inflación* – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y periodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002.

Producto de lo anterior, algunos montos de activos y pasivos no monetarios al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

d. *Traducción de los estados financieros de la filial y negocios conjuntos en el exterior* – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21 "Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del período correspondiente.

Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.

e. *Participación en asociadas* – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa, sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Las siguientes entidades de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:

Entidad	% de derechos a voto	Razón por la que no se considera Asociada
Agroindustrial Mandioca, C.A.	20	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Corporación Forestal Orinoco, C.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Fibras Secundarias, S.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Central Cariaco	25,62	La Compañía no posee influencia significativa sobre las operaciones de la asociada.

Participación en negocios conjuntos – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

f. *Propiedades, planta y equipo* – Las propiedades, planta y equipo se presentan al costo menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los



edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

	Años
Edificios	20-40
Maquinarias y equipos	10-50
Vehículos	3-6
Mobiliario, vehículos y equipos	3-5

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

El resultado obtenido por la venta o retiro de propiedades, planta y equipo se determina por la diferencia entre el beneficio obtenido por la venta y el valor contable del activo, y el mismo es reconocido en los resultados del ejercicio.

g. *Activos a largo plazo* – La Compañía revisa los importes en libros de sus activos a largo plazo para determinar si existen indicios de que dichos activos hayan sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). Donde no es posible estimar el valor recuperable de un activo individual, la Compañía estima el valor recuperable de la unidad generadora de efectivo a la que pertenece el activo. Donde se identifica una base consistente y razonable de distribución, los activos comunes son también distribuidos a las unidades generadoras de efectivo individuales o, en su defecto, al grupo más pequeño de unidades generadoras de efectivo para el cual se identifica una base consistente y razonable de distribución.

El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.

Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.

h. *Arrendamientos operativos* – Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.

La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

Los pagos derivados de contratos de arrendamientos operativos en donde la Compañía actúa como arrendatario se reconocen como gasto de forma lineal, durante el transcurso del plazo del arrendamiento, salvo aquellos en los que resulte más representativa otra base sistemática de asignación para reflejar más adecuadamente el patrón de los beneficios del arrendamiento. Los pagos contingentes se cargan como gastos en los periodos en los que se incurren.

i. *Moneda extranjera* – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del período son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha, y las diferencias en cambio resultantes se llevan, inicialmente, a los resultados del período en que se producen. Las diferencias de cambio surgidas de partidas monetarias por cobrar o pagar de filiales y negocios conjuntos en el exterior, cuya liquidación no está contemplada, ni es probable que se produzca, en un futuro previsible, las cuales forman parte de la inversión neta de la entidad extranjera, son reconocidas en los estados financieros consolidados como parte del resultado acumulado por traducción de filial y negocios conjuntos, hasta la desincorporación de la entidad correspondiente.

j. *Inventarios* – Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En periodos con un nivel bajo de producción o en los que exista capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En periodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

Los inventarios de repuestos se valoran utilizando el método promedio y se reconocen en los resultados del período cuando se consumen. Dichas existencias se presentan en los estados financieros consolidados al costo asumido, el cual no excede su valor de recuperación. El costo asumido equivale al costo de adquisición menos las pérdidas por obsolescencia reconocidas, determinadas por la Compañía sobre la base de una evaluación técnica.

k. *Activos financieros* – Las inversiones son reconocidas y dadas de baja en cuentas utilizando el método de contabilidad de la fecha de la negociación, en la cual se reconocen a la mencionada fecha: a) el activo a recibir y el pasivo a pagar, y b) la baja en cuentas del activo que se vende, el reconocimiento del eventual resultado en la venta o disposición por otra vía, y el reconocimiento de una partida a cobrar procedente del comprador. Los activos y pasivos financieros son reconocidos inicialmente a su valor razonable más los costos de transacción directamente atribuibles a la compra de los mismos, excepto para aquellos clasificados a su valor razonable con cambios en resultados, los cuales son inicialmente reconocidos a su valor razonable.

Los activos financieros mantenidos por la Compañía se clasifican como:

- Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.

- Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

Los activos financieros son clasificados como activos financieros al valor razonable con cambios en resultados, cuando se clasifican como mantenido para negociar o, en su reconocimiento inicial, han sido designados por la Compañía para ser contabilizados a su valor razonable con cambios en resultados.

Un activo financiero se clasifica como mantenido para negociar si:

- Se adquiere principalmente con el objetivo de venderlo en un futuro inmediato;

- Es parte de una cartera de instrumentos financieros identificados, que se gestionan conjuntamente y para la cual existe evidencia de un patrón reciente de obtención de beneficios a corto plazo; o

- Es un derivado que no es un contrato de garantía financiera ni haya sido designado como instrumento de cobertura y cumpla las condiciones para ser eficaz.

Un activo financiero distinto a aquellos mantenidos para negociar puede ser clasificado como activo financiero al valor razonable con cambios en resultados si:

- Con ello se elimina o reduce significativamente alguna inconsistencia en la valoración o en el reconocimiento; o

- Los activos financieros forman parte de un grupo de activos financieros, de pasivos financieros o de ambos, los cuales son administrados y evaluados según el criterio del valor razonable, de acuerdo con una estrategia documentada de inversión o de gestión del riesgo de la Compañía, y cuya información es provista internamente sobre esa base; o

- Forma parte de un contrato que contiene uno o más derivados implícitos, y los NIIF permitan designar a todo el contrato híbrido (combinado) como un activo financiero o un pasivo financiero a valor razonable con cambios en resultados.



Los activos financieros al valor razonable con cambios en resultados se presentan a su valor razonable. Las ganancias o pérdidas en los cambios del valor razonable de estos activos se reconocen como parte de los resultados del período en que se producen. Las ganancias y pérdidas reconocidas incluyen cualquier dividendo o interés devengado de dichos activos financieros.

Los activos financieros no derivados con una fecha fija de vencimiento, cuyos pagos son de cuantía fija o determinable, y la Compañía tiene la intención efectiva y además, la capacidad, de conservar hasta su vencimiento, son clasificados como inversiones mantenidas hasta el vencimiento. Estas inversiones son registradas al costo amortizado utilizando el método del tipo de interés efectivo menos cualquier pérdida acumulada por deterioro de valor reconocida, reconociéndose el ingreso a lo largo del periodo correspondiente.

Las inversiones disponibles para la venta son activos financieros no derivados que se designan específicamente como disponibles para la venta, o que no son clasificados como (a) préstamos y partidas a cobrar (b) inversiones mantenidas hasta el vencimiento o (c) activos financieros contabilizados al valor razonable con cambios en resultados. Estas inversiones se valoran a su valor razonable. Las ganancias y pérdidas procedentes de las variaciones en el valor razonable de éstas inversiones se reconocen directamente en el patrimonio con excepción de las pérdidas por deterioro del valor, los intereses calculados según el método del tipo de interés efectivo y las ganancias o pérdidas por tipo de cambio, los cuales son reconocidos directamente contra los resultados del período en que se producen. Cuando el activo se enajene o se determine que ha sufrido un deterioro de valor, los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del período. Los dividendos de instrumentos patrimoniales clasificados como disponibles para la venta, se reconocerán en el resultado del ejercicio cuando se establezca el derecho de la Compañía a recibir el pago correspondiente.

Las cuentas por cobrar comerciales, préstamos y otras cuentas por cobrar no derivados con pagos fijos o determinables, que no se negocian en un mercado activo, son clasificados como préstamos y partidas a cobrar. Estas partidas son registradas al costo amortizado utilizando el método del tipo de interés efectivo menos cualquier pérdida acumulada por deterioro de valor reconocida. Los ingresos por intereses son reconocidos utilizando la tasa de interés efectiva, excepto para aquellas cuentas por cobrar a corto plazo en las que su reconocimiento se considera no significativo.

Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos los flujos de caja futuros (cobros o pagos), aplicando un tipo de interés de mercado para instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañía se valoran a su "costo amortizado" reconociendo en las cuentas de resultados los intereses devengados en función de su tasa de interés efectiva (TIR). Por costo amortizado se entiende el costo inicial menos los cobros del principal más o menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.

La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

l. *Efectivo y equivalentes de efectivo* – El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

m. *Clasificación de activos financieros entre corriente y no corriente* – En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

n. *Préstamos bancarios, papeles comerciales y bonos quirografarios* – Los préstamos y obligaciones, papeles comerciales y bonos quirografarios se registran al costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

o. *Clasificación de deudas entre corriente y no corriente* – En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus vencimientos, es decir, como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

p. *Apartado para prestaciones por antigüedad* – El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio ininterrumpido. A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela.

En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

q. *Provisiones* – Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

14

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía, concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/o momento de cancelación,

- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37.

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir. Al 30 de septiembre de 2009 y 2008, la gerencia de la Compañía no ha registrado provisiones de importancia que deban ser reveladas en los estados financieros consolidados a esas fechas.

r. *Pasivo financiero y patrimonio* – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica del contrato. Un instrumento de patrimonio es un contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos.

Los pasivos financieros mantenidos por la Compañía se clasifican como pasivos financieros al valor razonable con cambios en resultados u como otros pasivos financieros.

Los pasivos financieros son clasificados como activos financieros al valor razonable con cambios en resultados, cuando se clasifican como mantenido para negociar o, en su reconocimiento inicial, han sido designados por la Compañía para ser contabilizados a su valor razonable con cambios en resultados.

Un pasivo financiero se clasifica como mantenido para negociar si:

- Se incurre principalmente con el objetivo de recomprarlo en un futuro inmediato;
- Es parte de una cartera de instrumentos financieros identificados, que se gestionan conjuntamente y para la cual existe evidencia de un patrón reciente de obtención de beneficios a corto plazo; o
- Es un derivado que no es un contrato de garantía financiera ni haya sido designado como instrumento de cobertura y cumpla las condiciones para ser eficaz.

Un pasivo financiero distinto a aquellos mantenidos para negociar puede ser clasificado como pasivo financiero al valor razonable con cambios en resultados si:

-   Con ello se elimina o reduce significativamente alguna inconsistencia en la valoración o en el reconocimiento; o

-   Los pasivos financieros forman parte de un grupo de activos financieros, de pasivos financieros o de ambos, los cuales son administrados y evaluados según el criterio del valor razonable, de acuerdo con una estrategia documentada de inversión o de gestión del riesgo de la Compañía, y cuya información es provista internamente sobre esa base; o

-   Forma parte de un contrato que contiene uno o más derivados implícitos, y los NIIF permitan designar a todo el contrato híbrido (combinado) como un activo financiero o un pasivo financiero a valor razonable con cambios en resultados.

Los pasivos financieros al valor razonable con cambios en resultados se presentan a su valor razonable. Las ganancias o pérdidas en los cambios del valor razonable de estos activos se reconocen contra los resultados del período en que se producen. Las ganancias y pérdidas reconocidas incluyen cualquier interés causado por dichos pasivos financieros.

Los otros pasivos financieros, incluyendo préstamos, son inicialmente reconocidos a su valor razonable, neto de los costos de transacción directamente atribuibles a la emisión de los mismos. Posteriormente son registrados al costo amortizado utilizando el método del tipo de interés efectivo, reconociéndose el gasto a lo largo del periodo correspondiente.

s. ***Procedimientos judiciales y/o reclamaciones en curso*** – Al de 30 de septiembre 2009 se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

t. ***Reconocimientos de ingresos*** – Los ingresos se miden utilizando el valor razonable de la contrapartida, recibida o por recibir, derivada de los mismos.

Los ingresos provenientes de la venta de productos terminados y otros productos son reconocidos cuando se cumplen todas las condiciones siguientes:

-   la Compañía ha transferido al comprador los riesgos y ventajas significativos derivados de la propiedad de los bienes;

-   la Compañía no conserva para sí ninguna implicación en la gestión corriente de los bienes vendidos, en el grado usualmente asociado con la propiedad, ni retiene el control efectivo sobre los mismos;

-   el importe de los ingresos puede ser medido con fiabilidad;

-   es probable que la Compañía reciba los beneficios económicos asociados con la transacción; y

-   los costos incurridos, o por incurrir, en relación con la transacción pueden ser medidos con fiabilidad. Los ingresos por ventas están reportados netos de devoluciones estimadas, promociones otorgadas, descuentos por pronto pago, y cualquier otro descuento otorgado.

Los ingresos provenientes de los contratos de arrendamientos operativos se reconocen mensualmente con base en lo establecido en los contratos.

Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable.

Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

u. *Gastos de publicidad* – Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

v. *Reconocimientos de gastos* – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

w. *Compensaciones de saldos* – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

x. *Impuesto sobre la renta* – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.

El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.

Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de negocios) de otros activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.



Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados. El impuesto diferido activo es reducido mediante una provisión de valuación al monto que se estima que es probable que sea realizado en el futuro.

y. *Utilidad neta por acción básica y diluida* – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del período entre el promedio ponderado de acciones emitidas y en circulación para cada período. La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos.

2. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

Criterios de segmentación

La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

Segmentos principales de negocio

Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al cierre del ejercicio 2008; teniendo en cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.

En los períodos de nueve meses terminados el 30 de septiembre de 2009 y 2008, la Compañía centró sus actividades en las siguientes grandes líneas de negocio:

Papel impresión, escritura y embalaje – La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

Papel tissue – La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

Servicios y alquileres – Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

Corporativos – Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

Segmento geográfico

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

Bases y metodología de la información por segmentos de negocio

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.

La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos.

A continuación se presenta la información por segmentos de estas actividades, para los períodos terminados el 30 de septiembre de 2009 y 2008 :

2009

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Estado de Resultados					
Ventas locales	371.349.311	398.548.719	11.649.480	-	781.547.510
Ventas de exportación	1.030.818	10.669.317	-	-	11.700.135
Ventas entre segmentos - local	-	-	19.472.971	(19.472.971)	-
Ventas entre segmentos - exportación	146.955	1.174.271	-	(1.321.226)	-
Total ingresos	372.527.084	410.392.307	31.122.451	(20.794.197)	793.247.645
Costos y gastos	305.064.602	301.237.352	21.708.798	20.775.061	607.235.691
Resultado de operación	67.462.482	109.154.955	9.413.653	(19.136)	186.011.954
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	-
Ingresos financieros	-	-	-	-	799.000
Gastos financieros y otros	-	-	-	-	(17.787.094)
Resultados antes de impuestos	-	-	-	-	169.023.860
Resultado después de impuestos	-	-	-	-	130.798.634
Depreciación	6.443.810	6.075.174	1.273.523	-	13.792.507
Inversiones de capital	2.474.174	913.121	990.957	-	4.378.252
Balance general					
Activo					
Activos por segmentos	351.646.152	329.539.237	29.941.856	(43.001.310)	668.125.935
Activos por segmentos corporativos	-	-	-	-	90.869.341
Participaciones en empresas asociadas		-	-	-	-
Activos corporativos no distribuidos	-	-	-	-	29.304.996
Activo total consolidado					788.300.272
Pasivo					
Pasivos por segmentos	72.611.506	57.810.518	11.593.722	(43.001.310)	99.014.436
Pasivos por segmentos corporativos	-	-	-	-	80.000.511
Pasivos corporativos no distribuidos	-	-	-	-	221.911.349
Pasivo total consolidado					400.926.296



2008

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Estado de Resultados					
Ventas locales	288.779.063	329.435.186	6.786.780	-	625.001.029
Ventas de exportación	2.590.709	10.704.042	-	-	13.294.751
Ventas entre segmentos - local	-	-	11.724.857	(11.724.857)	-
Ventas entre segmentos - exportación	114.939	773.196	-	(888.135)	-
Total ingresos	291.484.711	340.912.424	18.511.637	(12.612.992)	638.295.780
Costos y gastos	230.037.587	235.170.393	15.764.758	12.430.454	468.542.284
Resultado de operación	61.447.124	105.742.031	2.746.879	(182.538)	169.753.496
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	(3.666.295)
Ingresos financieros	-	-	-	-	508.221
Gastos financieros y otros	-	-	-	-	(37.032.450)
Resultados antes de impuestos	-	-	-	-	129.562.972
Resultado después de impuestos	-	-	-	-	106.377.387
Depreciación	6.314.231	6.006.230	1.094.936	-	13.415.397
Inversiones de Capital	833.636	6.492.942	428.267	-	7.754.845
Balance general					
Activo					
Activos por segmentos	320.999.817	277.869.102	57.207.239	(24.122.138)	631.954.020
Activos por segmentos corporativos	-	-	-	-	55.119.732
Participaciones en empresas asociadas	1.103.063	-	-	-	1.103.063
Activos corporativos no distribuidos	-	-	-	-	29.351.733
Activo total consolidado					717.528.548
Pasivo					
Pasivos por segmentos	39.494.246	36.027.706	8.374.621	(23.152.138)	60.744.435
Pasivos por segmentos corporativos	-	-	-	-	81.055.818
Pasivos corporativos no distribuidos	-	-	-	-	151.506.512
Pasivo total consolidado					293.306.765

3. **EVENTO SUBSECUENTE**
Patrimonio.

Dividendos en efectivo

Con fecha 16 de octubre del presente, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 0,20 por acción.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY:

A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------

[Letterhead of MANPA]

Caracas, October 16, 2009.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

Dear sirs:

Attached hereto please find originals of the Commercial Registry of the General Shareholder's Meeting of this company held on April 24, 2009 as well as the ads of payment of dividends decreed by such Meeting, which were published in two (2) newspapers of major circulation.

Sincerely,

CARLOS H. PAPARONI M. (signed) Illegible.

Second Vice-President of the Board of Directors.

Enclose as indicated. ---

[Sunday "El Nacional" newspaper. April 26, 2009. Caracas – Venezuela. Year LXVI #23583 established in 1943. Second Edition.]

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.



Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.989 dated April 24, 2009 decided to set the record date and payment of dividends, giving effect to that approved as of April 24, 2009 by the General Shareholders' Meeting, which decreed an ordinary cash dividend of Thirty Cents of Strong Bolivars (Bs.0.30) per share, for each of the two hundred twenty-nine million four hundred ten thousand (229,410,000) shares comprising the current capital stock of this company, with charge against the Net income corresponding to the fiscal year ended at December 31, 2008 in favor of shareholders registered on the fifth business day following the publication of the notice in one (1) newspapers of major national circulation, that is, on May 4, 2009 (limit transaction date with benefit), payable on the ninth business day following that date, that is from May 15, 2009 (effective record date with benefit).

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities and Exchange Commission authorized the present publication pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 dated August 24, 2004.

Caracas, April 26, 2009. (signed) Illegible. --

"El Universal" newspaper. Sunday, April 26, 2009. Caracas – Venezuela. Year CI. No.35846.

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00





DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.989 dated April 24, 2009 decided to set the record date and payment of dividends, giving effect to that approved as of April 24, 2009 by the General Shareholders' Meeting, which decreed an ordinary cash dividend of Thirty Cents of Strong Bolivars (Bs.0.30) per share, for each of the two hundred twenty-nine million four hundred ten thousand (229,410,000) shares comprising the current capital stock of this company, with charge against the Net income corresponding to the fiscal year ended at December 31, 2008 in favor of shareholders registered on the fifth business day following the publication of the notice in one (1) newspapers of major national circulation, that is, on May 4, 2009 (limit transaction date with benefit), payable on the ninth business day following that date, that is from May 15, 2009 (effective record date with benefit).

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities and Exchange Commission authorized the present publication pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 dated August 24, 2004.

Caracas, April 26, 2009. (signed) Illegible. ———————————————————————

BOLIVARIAN REPUBLIC OF VENEZUELA.

MINISTRY OF PEOPLE'S POWER FOR THE INTERIOR AND JUSTICE.

AUTONOMOUS SERVICE FOR REGISTRY AND NOTARY OFFICES. FIRST COMMERCIAL REGISTRY OFFICE OF THE CAPITAL DISTRICT.

RM No.220. Historical years 199 and 150.

Lawyer GLORIA MARIANA GONZALEZ CLARK, Commercial Registrar DOES HEREBY CERTIFY THAT: The entry of Commercial Registry herein transcribed, which original is inserted to Volume 86-A, FIRST COMMERCIAL REGISTRY OFFICE OF THE CAPITAL DISTRICT AND THE BOLIVARIAN STATE OF MIRANDA, Number 45 of the year 2009 as well as the Participation, Note and Document transcribed herein are a true copy of their original, which are of the following tenor.



3251

THIS FOLIO BELONGS TO: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

File number: 3251

Translator's Note:

At the upper right margin of this first folio there is a round wet seal that reads as follows:

"Bolivarian Republic of Venezuela. Judicial Circuit. Capital District and Miranda State.

First Commercial Registry Office." There is also a wet seal that reads as follows:

"National Securities and Exchange Commission. 2009 October 20 A 9:24 FILE

RECEIVED."---

Citizen

Commercial Registrar of the Judicial Circuit of the Capital District and Miranda State.

Your Office.

I, **CARLOS DELFINO T.**, a Venezuelan citizen, an Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, File 3251 before you I respectfully appeared to inform you that in **General Shareholder's Meeting** of my principal held on **April 24, 2009** the following was approved:

1.- The Financial Statements corresponding to the fiscal year between January the 1st and December the 31st of 2008, in view of the reports by the Board of Directors and the Statutory Auditors.

2.- Appointing the two Main Statutory Auditors together with their corresponding Substitutes and decide upon their remuneration, thus appointing Lic. JACOBO COHEN registered with the College of Administrators under No. 12.915 as First Statutory Auditor and Lic. JACQUELINE SUBERO, registered with the College of Administrators under No. 11.437 as his alternate; Lic. CLAUDIA VALENCIA registered with the College of Administrators under No.35909 as Second Main Statutory Auditor, and Lic. ISABEL QUINTERO registered with the College of Administrators under No.15197 as her alternate.





3.- Considering that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in, that is FORTY-FIVE MILLION EIGHT HUNDRED EIGHTY-TWO THOUSAND BOLIVARS (Bs.45,882,000.oo).

4.- Issuing Unsecured Obligations to be offered to the public up to FIFTY MILLION BOLIVARS (Bs.50,000,000.00) per year. Likewise, the Board of Directors was delegated, for a term not longer than two (2) years, the broadest powers to negotiate, set and establish all the conditions and terms of issuance, among others: amount of issuance within the limit established in the present Shareholder's Meeting, terms, collaterals, if the case may be, and in general, to set all the characteristics or conditions of issue, pursuant to the Capital Market Law, the Standards of the National Securities and Exchange Commission and the applicable provisions of the Code of Commerce. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems convenient. Venezolano de Crédito, S.A. Banco Universal was approved as Common Representative of Bondholders and with a remuneration of up to FORTY-FIVE THOUSAND BOLIVARS (Bs.45,000.00) per year.

5. – Issuing Commercial Papers amounting to SEVENTY THOUSAND BOLIVARS (Bs.70,000.00) per year to be issued in one or more series. Likewise, it is herein suggested to the Shareholders' Meeting to delegate to the Board of Directors the broadest powers to negotiate, set and establish all the conditions and terms of issuance of each of the series comprising the issuance, the number, identification and amount of each of the series involved therein, the securities par value, the maturity date, place and payment term, placement price, discount rate or premium and the annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral if necessary, and in general, to set all the characteristics or conditions of issuance as well as to authorize the Board of Directors to carry out all acts, managements and formalities necessary for issue. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems convenient, to appoint the people undersigning the authorization request before the National Securities and Exchange Commission and to the people who will execute the securities of the



Commercial Papers. Likewise, it is herein suggested to the Shareholders' Meeting that the remuneration of the Common Representative of Commercial Papers is set up to yearly THIRTY-NINE THOUSAND BOLIVARS (Bs.39,000.00) per year.

6.- Decreeing an ordinary cash dividend to be allocated to shareholders. It is herein proposed to decree an ordinary cash dividend of thirty cents (0.30) bolivars per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2008 payable to shareholders registered on the fifth business day (deadline of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the ninth business day following this latter date (effective date of registry with benefit). Likewise, the Board of Directors was delegated to set the registry and payment dates.

I attach hereto an authorized copy of the Minute of Shareholder's Meeting referred to as well as a counterpart of the reports by the Board of Directors, the Statutory Auditors and the External Auditors as well as the Financial Statements approved in such Meeting, so that they are registered and filed to the company file kept by that Registry Office.

Likewise, I request you please to issue five (5) certified copies of the present participation.

Caracas, at the date of its presentation (signed) Illegible. ----------------------------------

BOLIVARIAN REPUBLIC OF VENEZUELA

MINISTRY OF PEOPLE'S POWER FOR THE INTERIOR AND JUSTICE.

AUTONOMOUS SERVICE OF REGISTRY AND NOTARY OFFICES.

FIRST COMMERCIAL REGISTRY OF THE CAPITAL DISTRICT.

RM No.220. Historical years 199 and 150.

Libertador Municipality, on the Eighteenth (18th) day of May of 2009.

Having the foregoing document being presented by its SIGNATORY for its registration and setting with the Commercial Registry Office, let it be made in conformity and its original be filed. The foregoing document was drawn up by lawyer NELLY GENOVEVA





GONZALEZ DIAZ, IPSA (Lawyer's Social Security Institute) No.31291 is registered with the Commercial Registry under No.45, VOLUME 86-A-PRO, First Commercial Registry Office of the Capital District and the Bolivarian State of Miranda. Fees paid Bs.1.908.50 as per Form No.22038037, 22038039, Bank No.02545236 amounting to Bs.104.50. Identification was made as follows: CARLOS EDUARDO DELFINO THORMAHLEN, I.D. 3659617.

Revising Lawyer SOLANGE JOSEFINA MARDENI DE FREITES

The Main First Registrar (signed) Dra. Mariela J. Fuenmayor T.

The Commercial Registrar

(signed) Lawyer GLORIA MARIANA GONZALEZ CLARK

This page belongs to: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

File No.3251

DIV --

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minute herein below transcribed is a true and exact copy of its original, General Shareholder's Meeting as of April 24, 2009 that is inserted to the Minute Book of this company, and which textually transcribed reads as follows:

"As of today, at 12:00 m. of the Twenty-Fourth (24ᵗʰ) of April of the year Two Thousand Nine (2009) there gathered the shareholders of MANUFACTIRAS DE PAPEL, C.A. (MANPA) S.A.C.A. specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, as per notice issued in the newspapers El Universal and El Nacional, dated April 17, 2009 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,882,000.00 Subscribed Capital Bs.22,941,000.00 Capital Paid-In Bs. 22,941,000.00 RIF J-00023530-9. NOTICE . Company



shareholders are convened for a General Shareholders' Meeting to be held on April 24, 2009 at 12 m, in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, with the following purposes: **1.** Considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2008 in view of the reports by the Board of Directors and by the Statutory Auditors. **2.** Appointing the Main Statutory Auditors and their corresponding alternates as well as setting their remuneration. **3.** Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in. **4.** Considering and resolving about a project of issuing Unsecured Bonds up to an amount of FIFTY MILLION BOLIVARS (Bs.50,000,000.00) per year. If approved, considering and resolving appointment and remuneration of the provisional common representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issue. **5.** Considering and resolving about a project of issuing Commercial Papers up to an amount of SEVENTY MILLION BOLIVARS (Bs.70,000,000.00) per year. If approved, considering and resolving the remuneration of the common representative of commercial papers and broadly empowering the Board of Directors to define the final characteristics of series to be issued under such authorization as well as to delegate its powers on the people deemed convenient. **6.** Agreeing upon the ordinary cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders. Company shareholders are informed that the audited Financial Statements, the Reports by the Statutory Auditors, the report of the Board of Directors management, the report by the Board of Directors about compliance with the Principles of Corporate Governance adopted by the National Securities and Exchange Commission, the short-lists of Statutory Auditors, the dividends proposal as well as other documents referred to in this notice have been available at its office premises from March the 28th, 2009. Caracas, April 17, 2009. For THE BOARD OF DIRECTORS. CARLOS DEFLINO T. (signed) Illegible. Chairman.





There attended this meeting the shareholders listed attached to this Minutes and who represent **two hundred one million two thousand sixty-four thousand nine hundred and forty-one (201,264,941) shares, that is, more than eighty-seven percent (87%)** of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **First Item** of the notice – which was read out – that is, **considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2008 in view of the reports by the Board of Directors and by the Statutory Auditors**. The company financial statements and those consolidated together with the management reports by the Board of Directors and by the Statutory Auditors once read out and broadly discussed the attending shareholders unanimously approved them.

Immediately, the **Second Item** of the notice was considered, that is, **appointing the Main Statutory Auditors and their corresponding alternates as well as setting their remuneration**. Nelly González used her right to speak and proposed that out from the FIRST SHORT LIST including: JACOBO COHEN, JACQUELINE SUBERO and ENRIQUE MERLO to appoint Lic. Jacobo Cohen, registered with the College of Administrators under No. 12.915 and Lic. Jacqueline Subero, registered with the College of Administrators under No. 11.437 as First Main Statutory Auditor and as his replacement, respectively. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders, thus Lic. Jacobo Cohen becoming elected as **First Main Statutory Auditor**, who is registered with the College of Administrators under No.12.915 and as his **alternate** Lic. Jacqueline Subero, registered with the College of Administrators under No. 11.437.

Next, Nelly González used her right to speak and proposed that out from the SECOND SHORT LIST including ISABEL QUINTERO, CLAUDIA VALENCIA and JUAN FELIPE MALINICH to appoint Lic. Claudia Valencia, registered with the College of Administrators under No.35.909 and Lic. Isabel Quintero, registered with the College of Public Administrators, under No.15.197, as Second Main Statutory Auditor and as her alternate, respectively. Submitted to the consideration of the Meeting, the foregoing





proposal was unanimously approved by the attending shareholders Thus, **Lic. Claudia Valencia** becoming elected as Second Main Statutory Auditor, who is registered with the College of Administrators under No.35.909 and **Lic. Isabel Quintero** as her alternate, who is registered with the College of Administrators under No. 15.197. Immediately thereafter Nelly González proposed that the remuneration of the Main Statutory Auditors amounted to Three Thousand Bolivars (Bs.3,000.oo) for yearly exercise for each of the performing Statutory Auditors.

Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal.

Next, the **Third Item** of the notice was considered, that is, **considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in.** Carlos Delfino T. used his right to speak and read out the following proposal: The Board of Directors proposed to the Shareholders' Meeting that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in, that is, Forty-Five Million Eight Hundred Eighty-Two Thousand Bolivars (Bs.45,882,000.oo).

Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal.

Next, the **Fourth Item** of the notice was considered, that is, **considering and resolving about a project of issuing Unsecured Bonds up to an amount of FIFTY MILLION BOLIVARS (Bs.50,000,000.00) per year. If approved, considering and resolving appointment and remuneration of the provisional common representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issue.** Carlos Delfino T. used his right to speak and read out the following proposal to the Board of Directors: It is herein suggested to the Shareholders' Meeting the project to issue Unsecured Obligations to be offered to the public up to FIFTY MILLION BOLIVARS (Bs.50,000,000.00) per year. Likewise, the Board of Directors was delegated, for a term not longer than two (2) years, the broadest powers to negotiate, set and establish all the conditions and terms of issuance, among others:



amount of issuance within the limit established in the present Shareholder's Meeting, terms, collaterals, if the case may be, and in general, to set all the characteristics or conditions of issue, pursuant to the Capital Market Law, the Standards of the National Securities and Exchange Commission and the applicable provisions of the Code of Commerce. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems convenient. Venezolano de Crédito, S.A. Banco Universal was approved as Common Representative of Bondholders and with a remuneration of up to FORTY-FIVE THOUSAND BOLIVARS (Bs.45,000.00) per year.

Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal.

Next, the **Fifth Item** of the notice was considered, that is, **considering and resolving about a project of issuing Commercial Papers up to an amount of SEVENTY MILLION BOLIVARS (Bs.70,000, 000.00) per year. If approved, considering and resolving the remuneration of the common representative of commercial papers and broadly empowering the Board of Directors to define the final characteristics of series to be issued under such authorization as well as to delegate its powers on the people deemed convenient.** Carlos Delfino T. used his right to speak and read out the following proposal to the Board of Directors: It is herein suggested to the Shareholders' Meeting authorize the Board of Directors to issue Commercial Papers amounting to SEVENTY THOUSAND BOLIVARS (Bs.70,000.00) per year to be issued in one or more series. Likewise, it is herein suggested to the Shareholders' Meeting to delegate to the Board of Directors the broadest powers to negotiate, set and establish all the conditions and terms of issuance of each of the series comprising the issuance, the number, identification and amount of each of the series involved therein, the securities par value, the maturity date, place and payment term, placement price, discount rate or premium and the annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral if necessary, and in general, to set all the characteristics or conditions of issuance as well as to authorize the Board of Directors to carry out all acts, managements and formalities necessary for issue. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems





convenient, to appoint the people undersigning the authorization request before the National Securities and Exchange Commission and to the people who will execute the securities of the Commercial Papers.   Likewise, it is herein suggested to the Shareholders' Meeting that the remuneration of the Common Representative of Commercial Papers is set up to yearly THIRTY-NINE THOUSAND BOLIVARS (Bs.39,000.00) per year.

Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal.

Then, the **Sixth Item** was considered, that is, **agreeing upon the ordinary cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders**. Carlos Delfino T. used his right to speak and read out the proposal by the Board of Directors: The Board of Directors does hereby proposed to decree an ordinary cash dividend of thirty cents (0.30) bolivars per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2008 payable to shareholders registered on the fifth business day (deadline of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the ninth business day following this latter date (effective date of registry with benefit).   Payment shall be made during this year, in one sole portion.

Likewise, it is herein requested to the Board of Directors fixing the registry and payment dates of the agreed dividend.

The foregoing proposal was submitted to the consideration of the Shareholders' Meeting and the attending shareholders unanimously approved it. The Shareholders' Meeting authorized the members of the Board of Directors so that any of them may make the corresponding participation to the Commercial Registry Office.

Having no further matter to discuss, it was signed, sealed and delivered after the list, the attending shareholders." (signed) Illegible.





This certification is issued in the city of Caracas, on the Twenty-Fourth (24th) day of April

of the year Two Thousand Nine (2009).

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T. (signed) Illegible.

Chairman. --

LIBERTADOR MUNICIPALITY, on the Eighteenth (18th) day of May of 2009 (signed)

CARLOS EDUARDO DELFINO THORMAHLEN, lawyer GLORIA MARIANA

GONZALEZ CLARK.   This certified publication copy is issued as per form

No.220.2009.2.3056.

Lawyer GLORIA MARIANA GONZALEZ CLARK (signed) Illegible.

Commercial Registrar.---

BOLIVARIAN REPUBLIC OF VENEZUELA

MINISTRY OF PEOPLE'S POWER FOR THE INTERIOR AND JUSTICE.

AUTONOMOUS SERVICE OF REGISTRY AND NOTARY OFFICES.

FIRST COMMERCIAL REGISTRY OF THE CAPITAL DISTRICT.

RM No.220. Historical years 199 and 150.

Lawyer GLORIA MARIANA GONZALEZ CLARK, Commercial Registrar, DOES

HEREBY CERTIFY THAT the Commercial Registry entry transcribed below, which

original is registered with Volume 86-A FIRST COMMERCIAL REGISTRY OFFICE OF

THE CAPITAL DISTRICT AND THE BOLIVARIAN STATE OF MIRANDA, Number 42 of

the year 2009 as well as the Participation, Note and Document are copied herein below

are true copies of their original that read as follows: 3251

This folio belongs to: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

File No.3251---

Citizen

Commercial Registrar of the Judicial Circuit of the Capital District and Miranda State

Your Office

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal

age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my

capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A.**





(MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, File 3251, before you I respectfully appeared to inform you that in the Board of Directors of my principal held on April 24, 2009 the following was approved:

The Board of Directors using its powers granted by the General Shareholders' Meeting dated April 24, 2009 established May 4, 2009 (deadline of transaction with benefit) as registry date and May 15, 2009 (effective date for registering the benefit) as payment date of the ordinary cash dividend of thirty cents (0.30) bolivars per share decreed by the aforementioned Shareholders' Meeting.

I attach hereto an authorized copy of Minutes No.989 of the Board of Directors dated April 24, 2009 to be registered and filed to the record of this company with this Registry Office.

Likewise, I do hereby request please to issue four (04) certified copies of this participation.

Caracas, at the date of its presentation. (signed) Illegible.----------------------------------

BOLIVARIAN REPUBLIC OF VENEZUELA

MINISTRY OF PEOPLE'S POWER FOR THE INTERIOR AND JUSTICE.

AUTONOMOUS SERVICE OF REGISTRY AND NOTARY OFFICES.

FIRST COMMERCIAL REGISTRY OF THE CAPITAL DISTRICT.

RM No.220. Historical years 199 and 150.

Libertador Municipality, on the Eighteenth (18th) day of May of 2009.

Having the foregoing document being presented by its SIGNATORY for its registration and setting with the Commercial Registry Office, let it be made in conformity and its original be filed. The foregoing document was drawn up by lawyer NELLY GENOVEVA GONZALEZ DIAZ, IPSA (Lawyer's Social Security Institute) No.31291 is registered with the Commercial Registry under No.42, VOLUME 86-A-PRO, First Commercial Registry Office of the Capital District and the Bolivarian State of Miranda. Fees paid Bs.497.20 as per Form No.22038029, 22038027, Bank No.02545235 amounting to Bs.66.00. Identification was made as follows: CARLOS EDUARDO DELFINO THORMAHLEN, I.D. 3659617.



Revising Lawyer SOLANGE JOSEFINA MARDENI DE FREITES

The undersigned, the Commercial Registrar does hereby make known that for this granting officer (illegible), holder of Identity Card No.6521248 moved to the following address: Torre Country Club, Av. Fco. De Miranda.

The Main Registrar.

(signed) Lawyer GLORIA MARIANA GONZALEZ CLARK

This page belongs to: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

File No.3251

DIV --

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, DOES HEREBY CERTIFY THAT: "The Minutes herein partially transcribed is a true and exact transcript of its original which is inserted to the Minutes Book of the Board of Directors of my principal, which textually transcribed reads as follows:

"**RECORD No. 989.** As of today, the Twenty-Fourth (24th) day of March of the year Two Thousand Nine, the members of the Board of Directors: CARLOS DELFINO T., Chairman; Celestino Martínez P., First Vice-President; CARLOS H. PAPARONI, Second Vice-President; the Directors: GUSTAVO GOMEZ RUIZ, ARNALDO AÑEZ D., NELSON ISAMIT, JUAN CARLOS CARPIO, JULIO BUSTAMANTE, ELENA DELFINO, and Acting Directors RICARDO DELFINO and FERNANDO PAPARONI when ALFREDO TRAVIESO P. and ALICIA MARIELA PAPARONI, respectively, are absent. Likewise, there was present ALEJANDRO DELFINO T. Executive President and JOSE GAETANO PAPARONI, Advisor.

1. The Board of Directors decided to set May 4, 2009 as registry date (deadline of transaction with benefit) and May 15, 2009 as payment date (effective date of registering the benefit) of the dividend approved by the General Shareholders´ Meeting held on that same date, which decreed an ordinary cash dividend of thirty cents (0.30) bolivars per



share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2008. Dividends will be paid at the office premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanización El Bosque, Chacaíto."

This certification is issued in Caracas on the Twenty-Fourth (24th) day of April of the year Two Thousand Nine (2009).

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

CARLOS DELFINO T.(signed) Illegible.

Chairman of the Board of Directors.

LIBERTADOR MUNICIPALITY, on the Eighteenth (18th) day of May of 2009 (signed) CARLOS EDUARDO DELFINO THORMAHLEN, lawyer GLORIA MARIANA GONZALEZ CLARK. This certified publication copy is issued as per form No.220.2009.2.3048.

Lawyer GLORIA MARIANA GONZALEZ CLARK (signed) Illegible.

Commercial Registrar.--

Translator's Note:

At the upper right margin of the pages of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION. 2009 October 20 A 9:24. FILE RECEIVED."--------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November the 5th, 2009.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR









REPÚBLICA BOLIVARIANA DE VENEZUELA
MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA

SERVICIO AUTÓNOMO DE REGISTROS Y
NOTARÍAS.
REGISTRO MERCANTIL PRIMERO DEL
DISTRITO CAPITAL

RM No. 220
199° y 150°

Abogado GLORIA MARIANA GONZALEZ CLARK, Registradora Mercantil

C E R T I F I C A

Que el asiento de Registro de Comercio transcrito a continuación, cuyo original está inscrito en el Tomo: **86-A REGISTRO MERCANTIL PRIMERO DEL DISTRITO CAPITAL Y ESTADO BOLIVARIANO DE MIRANDA**. Número: **45** del año **2009**, así como La Participación, Nota y Documento que se copian de seguida son traslado fiel de sus originales, los cuales son del tenor siguiente:

3251

ESTE FOLIO PERTENECE A:
MANUFACTURAS DE PAPEL C.A. (MANPA) S.A., C.A
Número de expediente: **3251**





SAREN

SERVICIO AUTÓNOMO
DE REGISTROS

Ciudadano

Registrador Mercantil de la Circunscripción Judicial del Distrito Capital y Estado Miranda.

Su Despacho

Yo, CARLOS DELFINO T., venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, Expediente 3251, ante usted respetuosamente ocurro para participarle que en la Asamblea General Ordinaria de Accionistas de mi representada celebrada el **24 de abril de 2009**, fue aprobado lo siguiente:

1° Los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2008 con vista de los Informes de la Junta Directiva y de los Comisarios.

2° **La elección de los dos Comisarios Principales y sus Suplentes, así como la fijación de su remuneración,** quedando designados como **Primer Comisario Principal el Lic. JACOBO COHEN**, inscrito en el Colegio de Administradores bajo el N° 12.915 y como su **Suplente** la Lic. **JACQUELINE SUBERO**, inscrita en el Colegio de Administradores bajo el N° 11.437. Como **Segundo Comisario Principal** la Lic. **CLAUDIA VALENCIA**, inscrita en el Colegio de Administradores bajo el N° 35.909, y como su **Suplente** la Lic. **ISABEL QUINTERO**, inscrita en el Colegio de Contadores Públicos bajo el N° 15.197.

3° Que la compañía continúe con la modalidad de **Sociedad Anónima de Capital Autorizado (S.A.C.A.)**, estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir en CUARENTA Y CINCO MILLONES OCHOCIENTOS OCHENTA Y DOS MIL BOLIVARES (Bs. 45.882.000,oo)

4° La emisión de Obligaciones Quirografarias hasta por un monto máximo de CINCUENTA MILLONES DE BOLIVARES (Bs.F: 50.000.000,oo) por año. Igualmente, se delegó en la Junta Directiva, por un plazo no mayor de dos (2) años, las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley



del Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que le sean aplicables. Asimismo, se autorizó a la Junta Directiva para delegar dichas facultades en las personas que considere conveniente. Igualmente, se aprobó nombrar como Representante Común Provisional de los Obligacionistas al Venezolano de Crédito, S.A. Banco Universal y como remuneración hasta un máximo de CUARENTA Y CINCO MIL BOLIVARES (Bs.F.45.000,oo) por año.



5° La emisión de Papeles Comerciales hasta por un monto de SETENTA MILLONES DE BOLÍVARES (Bs.F. 70.000.000,oo) por año, para ser emitidos en una o varias series. Igualmente, delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como, autorizar a la Junta Directiva para realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión. Asimismo se autorizó a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se estableció como remuneración del representante común de los tenedores de los Papeles Comerciales hasta en un máximo de TREINTA Y NUEVE MIL BOLIVARES (Bs.F. 39.000,oo) por año.

6° Decretar un dividendo ordinario en efectivo de Treinta Céntimos de Bolívar Fuerte (Bs.F. 0,30) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de la compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2008, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos notificado a la Comisión Nacional de Valores, pagadero a partir del noveno día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Asimismo, delegó

en la Junta Directiva la fijación de las fechas de registro y pago.

Acompaño para ser registrado y archivado en el expediente de esta compañía en ese Registro, copia autorizada del Acta de la Asamblea de Accionistas referida y un ejemplar de los informes de la Junta Directiva, de los Comisarios y de los Auditores Externos, así como de los Estados Financieros aprobados en dicha Asamblea.

Asimismo, solicito se sirva expedir cinco (05) copias certificadas de la presente participación.

Caracas, a la fecha de su presentación.





REPÚBLICA BOLIVARIANA DE VENEZUELA
*** MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA ***



SERVICIO AUTÓNOMO DE REGISTROS Y NOTARÍAS. REGISTRO MERCANTIL PRIMERO DEL DISTRITO CAPITAL	RM No. 220 199° y 150°

Municipio Libertador, *Dieciocho (18) Mayo 2009.*

Por presentado el anterior documento por su FIRMANTE, para su inscripción en el Registro Mercantil y fijación. Hágase de conformidad, y ARCHIVESE original. El anterior documento redactado por el Abogado NELLY GENOVEVA GONZALEZ DIAZ IPSA N.: 31291, se inscribe en el Registro de Comercio bajo el Número: **45, TOMO -86-A REGISTRO MERCANTIL PRIMERO DEL DISTRITO CAPITAL Y ESTADO BOLIVARIANO DE MIRANDA.** Derechos pagados **Bs.: 1.908,50** Según Planilla RM No. **22038037, 22038039,** Banco No. **02545236** Por **Bs.: 104,50.** La identificación se efectuó así: **CARLOS EDUARDO DELFINO THORMAHLEN, C.I: V-3.659.617.**
Abogado Revisor: **SOLANGE JOSEFINA MARDENI DE FREITES**

Quien suscribe, el(la) Registrador(a) Mercantil deja constancia que para este otorgamiento se trasladó el funcionario *Delia Chirinos*, titular de la Cédula No. *6521249*, a la siguiente dirección: *Acua Country, Av. Chirinos co Cle Ruuoule.*
_____.

Registradora Mercantil
FDO. Abogado GLORIA MARIANA GONZALEZ CLARK

ESTA PÁGINA PERTENECE A:
MANUFACTURAS DE PAPEL C.A. (MANPA) S.A., C.A
Número de expediente: **3251**
DIV





SAREN
SERVICIO AUTÓNOMO DE REGISTROS

Yo, **CARLOS DELFINO T**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la

cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.; de este domicilio, inscrita en el Registro de

Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo I-B, certifico: que

el Acta que a continuación se transcribe es traslado fiel y exacto de su original, **Acta de la Asamblea**

General Ordinaria de Accionistas de fecha 24 de abril de 2009, que corre inserta en el Libro de

Asambleas de esta compañía, y que copiada textualmente dice así: .

"Hoy, **veinticuatro (24) de abril del año dos mil nueve (2009), siendo las 12:00 m.**, se reunieron

los accionistas de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, que más abajo se

indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country

Club, Piso 1, Chacaíto, Caracas, con motivo de la convocatoria publicada en los diarios El

Universal y El Nacional, de 17 de abril de 2009, que textualmente dice así: MANUFACTURAS

DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs.F. 45.882.000,oo. Capital Suscrito

Bs.F. 22.941.000,oo. Capital Pagado Bs.F. 22.941.000,oo. RIF: J-00023530-9. *CONVOCATORIA.*

Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de

Accionistas que se efectuará el día 24 de abril de 2009, a las 12:00 m., en nuestras oficinas

ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta

ciudad, con los objetos siguientes: 1) Considerar los Estados Financieros correspondientes al

ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2008, con vista de los informes

de la Junta Directiva y de los Comisarios. 2) Proceder al nombramiento de los Comisarios

Principales y sus respectivos Suplentes y fijarles su remuneración. 3) Considerar la proposición de

la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital

Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y

Pagado. 4) Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias

hasta por un monto máximo de CINCUENTA MILLONES DE BOLIVARES (Bs.F.50.000.000,oo)

por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la

remuneración del representante común provisional de los obligacionistas y facultar ampliamente a

la Junta Directiva para definir las características definitivas de la emisión. 5) Considerar y resolver



sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de SETENTA MILLONES DE BOLIVARES (Bs.F. 70.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente. 6) Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, el Informe de la Gestión de la Junta Directiva, el informe de la Junta Directiva sobre cumplimiento de los Principios de Gobierno Corporativo adoptados por la Comisión Nacional de Valores, las ternas de los Comisarios, la propuesta de dividendos y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 28 de marzo de 2009. Caracas, 17 de abril de 2009. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente.

A esta reunión concurrieron los accionistas que se nombran en el listado anexo a la presente Acta y que forma parte de la misma, quienes se presentaron de forma personal y/o con cartas poderes, los cuales representan **doscientos un millones doscientos sesenta y cuatro mil novecientas cuarenta y un (201.264.941) acciones, o sea, más del ochenta y siete (87%)** del capital de la compañía. quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Primer Punto de la convocatoria** – la cual fue leída -, o sea, **Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2008, con vista de los informes de la Junta Directiva y de los Comisarios.** Los Estados Financieros de la compañía y los consolidados, así como los informes de gestión de la Junta Directiva y de los Comisarios, los cuales, una vez leídos, resultaron aprobados por unanimidad por los accionistas presentes, absteniéndose de votar los Administradores de la compañía.

De seguida se procedió a considerar el **Segundo Punto de la convocatoria, o sea, Proceder al**

nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración. Tomó la palabra Nelly González y propuso que de la PRIMERA TERNA conformada por los señores: JACOBO COHEN, JACQUELINE SUBERO y ENRIQUE MERLO, se designara al Lic. JACOBO COHEN, inscrito en el Colegio de Administradores, bajo el N° 12.915, y la Lic. JACQUELINE SUBERO, inscrita en el Colegio de Administradores, bajo el N° 11.437, como Primer Comisario Principal y como su Suplente, respectivamente. Sometida a consideración de la Asamblea la proposición anterior fue aprobada por unanimidad por los accionistas presentes, resultando elegido como Primer Comisario Principal el Lic. JACOBO COHEN, inscrito en el Colegio de Administradores, bajo el N° 12.915 y como su Suplente la Lic. JACQUELINE SUBERO, inscrita en el Colegio de Administradores, bajo el N° 11.437. Seguidamente, tomó la palabra Nelly González y propuso que de la SEGUNDA TERNA conformada por los señores: ISABEL QUINTERO, CLAUDIA VALENCIA y JUAN FELIPE MALINICH, se designara a la Lic. CLAUDIA VALENCIA, inscrita en el Colegio de Administradores, bajo N° 35.909, y la Lic. ISABEL QUINTERO, inscrita en el Colegio de Contadores Públicos, bajo el N° 15.197, como Segundo Comisario Principal y como su Suplente, respectivamente. Sometida a consideración de la Asamblea la proposición anterior fue aprobada por unanimidad por los accionistas presentes, resultando elegido como Segundo Comisario Principal la Lic. CLAUDIA VALENCIA, inscrita en el Colegio de Administradores, bajo N° 35.909, y como su Suplente la Lic. ISABEL QUINTERO, inscrita en el Colegio de Contadores Públicos, bajo el N° 15.197. De inmediato propuso que la remuneración de los Comisarios Principales fuera de TRES MIL BOLIVARES (Bs. 3.000,oo) por ejercicio anual para cada uno de los Comisarios actuantes. Sometida a consideración de la Asamblea dicha proposición fue aprobada por unanimidad por los accionistas presentes. Seguidamente se procedió a considerar el Tercer Punto de la convocatoria, o sea, Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado. Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición:



La Junta Directiva propone a la Asamblea que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir Cuarenta y Cinco Millones Ochocientos Ochenta y Dos Mil Bolívares (Bs. 45.882.000,oo).

Sometida a la consideración de la Asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Cuarto Punto de la convocatoria, o sea, Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de CINCUENTA MILLONES DE BOLIVARES (Bs.F.50.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.**

Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea autorice a la Junta Directiva para emitir Obligaciones Quirografarias, para ser ofrecidas al público hasta por un monto máximo de CINCUENTA MILLONES DE BOLÍVARES (Bs.F. 50.000.000,oo) por año. Igualmente, se propone a la Asamblea delegar, por un plazo no mayor de dos (2) años, en la Junta Directiva de la compañía las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley de Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que les sean aplicables. Asimismo, se propone autorizar a la Junta Directiva para delegar dichas facultades en las personas que considere convenientes. Igualmente, se propone a la Asamblea que nombre como Representante Común Provisional de los Obligacionistas al Venezolano de Crédito, S.A. Banco Universal y que su remuneración sea fijada hasta en un máximo de CUARENTA Y CINCO MIL BOLÍVARES (Bs.F. 45.000,oo) por año.

Sometida a la consideración de la Asamblea, la anterior proposición fue aprobada por unanimidad

por los accionistas presentes.

Posteriormente se procedió a considerar el **Quinto Punto de la convocatoria, o sea, Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de SETENTA MILLONES DE BOLIVARES (Bs.F. 70.000.000,oo) por año.** En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas, bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente. Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea autorice la Junta Directiva para emitir Papeles Comerciales hasta por la cantidad de SETENTA MILLONES DE BOLÍVARES (Bs.F. 70.000.000,oo) por año, para ser emitidos en una o varias series. Igualmente, se propone a la Asamblea delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como autorizar a la Junta Directiva a realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión. Asimismo, se propone a la Asamblea autorizar a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se propone a la Asamblea que la remuneración del Representante Común de los tenedores de los Papeles Comerciales sea fijada hasta en un máximo de TREINTA Y NUEVE MIL BOLÍVARES (Bs.F. 39.000,oo) por año.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Seguidamente se procedió a considerar el **Sexto Punto de la convocatoria, o sea, Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.** Tomó la palabra Carlos Delfino T. y leyó la siguiente la siguiente proposición de la Junta Directiva: Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de Treinta Céntimos de Bolívar Fuerte (Bs.F. 0,30) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta Compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2008, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos notificado a la Comisión Nacional de Valores, pagadero a partir del noveno día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción.

Igualmente, se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes, y la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes." Fdo. firmas ilegibles.

Certificación que se expide en la ciudad de Caracas, a los veinticuatro (24) días del mes de abril del año dos mil nueve (2009).

MANUFACTURAS DE PAPEL, C.A.
(Manpa) S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

MUNICIPIO LIBERTADOR, _Veeeiacuo(?) Mayo 2009._

(FDOS.) **CARLOS EDUARDO** DELFINO THORMAHLEN, Abogado **GLORIA MARIANA**

GONZALEZ CLARK SE EXPIDE LA PRESENTE COPIA CERTIFICADA DE PUBLICACIÓN

SEGÚN PLANILLA NO. : **220.2009.2.3056**



Abogado GLORIA MARIANA GONZALEZ CLARK
Registradora Mercantil



REPÚBLICA BOLIVARIANA DE VENEZUELA
*** MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA



RM No. 220
199° y 150°

SERVICIO AUTÓNOMO DE REGISTROS Y
NOTARÍAS.
REGISTRO MERCANTIL PRIMERO DEL
DISTRITO CAPITAL

Abogado GLORIA MARIANA GONZALEZ CLARK, Registradora Mercantil

C E R T I F I C A

Que el asiento de Registro de Comercio transcrito a continuación, cuyo original está inscrito en el Tomo: 86-A REGISTRO MERCANTIL PRIMERO DEL DISTRITO CAPITAL Y ESTADO BOLIVARIANO DE MIRANDA. Número: **42** del año **2009**, así como La Participación, Nota y Documento que se copian de seguida son traslado fiel de sus originales, los cuales son del tenor siguiente:

3251



ESTE FOLIO PERTENECE A:
MANUFACTURAS DE PAPEL C.A. (MANPA) S.A., C.A
Número de expediente: **3251**





SERVICIO AUTÓNOMO
DE REGISTROS

Ciudadano

Registrador Mercantil de la Circunscripción Judicial del Distrito Capital y Estado Miranda

Su Despacho

3251

Yo, CARLOS DELFINO T., venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, Expediente 3251, ante usted respetuosamente ocurro para participarle que en la Junta Directiva de mi representada celebrada el 24 de abril de 2009, fue aprobado lo siguiente:

La Junta Directiva haciendo uso de las facultades conferidas por la Asamblea General Ordinaria de Accionistas de fecha 24 de abril de 2009, estableció como fecha de registro (fecha límite de transacción con beneficio) el 04 de mayo de 2009 y como fecha de pago (fecha efectiva de registro del beneficio) el 15 de mayo de 2009, del dividendo ordinario en efectivo de Treinta Céntimos de Bolívar Fuerte (Bs.F.0,30) por acción decretado por la mencionada Asamblea de Accionistas.

Acompaño para ser registrado y archivado en el expediente de esta compañía en ese Registro, copia autorizada del Acta de Junta Directiva N° 989 de fecha 24 de abril de 2009.

Asimismo, solicito se sirva expedir cuatro (04) copias certificadas de la presente participación.

Caracas, a la fecha de su presentación.



REPÚBLICA BOLIVARIANA DE VENEZUELA
*** MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA ***

SERVICIO AUTÓNOMO DE REGISTROS Y NOTARÍAS. REGISTRO MERCANTIL PRIMERO DEL DISTRITO CAPITAL	RM No. 220 199° y 150°

Municipio Libertador, *Dieciocho (18) Mayo 2009*.

Por presentado el anterior documento por su FIRMANTE, para su inscripción en el Registro Mercantil y fijación. Hágase de conformidad, y ARCHIVESE original. El anterior documento redactado por el Abogado NELLY GENOVEVA GONZALEZ DIAZ IPSA N.: 31291, se inscribe en el Registro de Comercio bajo el Número: **42, TOMO -86-A REGISTRO MERCANTIL PRIMERO DEL DISTRITO CAPITAL Y ESTADO BOLIVARIANO DE MIRANDA.** Derechos pagados Bs.: **497,20** Según Planilla RM No. **22038029, 22038027,** Banco No. **02545235** Por Bs.: **66,00.** La identificación se efectuó así: **CARLOS EDUARDO DELFINO THORMAHLEN, C.I: V-3.659.617.**

Abogado Revisor: **SOLANGE JOSEFINA MARDENI DE FREITES**

Quien suscribe, el(la) Registrador(a) Mercantil deja constancia que para este otorgamiento se trasladó el funcionario *Nelia Ceulara*, titular de la Cédula No. *652112(8)* a la siguiente dirección: *Urna County. A Ufco de Venezuela.*



Registradora Mercantil
FDO. Abogado GLORIA MARIANA GONZALEZ CLARK

ESTA PÁGINA PERTENECE A:
MANUFACTURAS DE PAPEL C.A. (MANPA) S.A., C.A
Número de expediente: 3251
DIV.





SAREN

SERVICIO AUTÓNOMO
DE REGISTROS





Nelly González Díaz
Abogado
Inpre-Abogado No. 31291

3251

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"Acta N° 989: Hoy, veinticuatro (24) de marzo de dos mil nueve se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Gustavo Gómez Ruiz, Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio, Julio Bustamante, Elena Delfino y los Directores Suplentes Ricardo Delfino y Fernando Paparoni en ausencia de Alfredo Travieso P. y Alicia Mariela Paparoni respectivamente. Igualmente se encontraban presentes Alejandro Delfino T., Presidente Ejecutivo y José Gaetano Paparoni, Asesor.

1. La Junta Directiva decidió establecer como fecha de registro (fecha límite de transacción con beneficio) el 04 de mayo de 2009 y como fecha de pago (fecha efectiva de registro del beneficio) el 15 de mayo de 2009, del dividendo aprobado por la Asamblea General Ordinaria de Accionistas celebrada en esta misma fecha, la cual decretó un dividendo ordinario en efectivo de treinta céntimos de bolívar fuerte (Bs.F. 0,30) por acción, para cada una de las doscientas veintinueve millones cuatrocientas diez mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2008. Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanización El Bosque, Chacaíto."

Certificación que expido en Caracas a los veinticuatro (24) días del mes de marzo del año dos mil nueve (2009).

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva



MUNICIPIO LIBERTADOR, ～[firma ilegible] No. 70 2009 HAI

(FDOS.) **CARLOS EDUARDO DELFINO THORMAHLEN**, Abogado **GLORIA MARIANA GONZALEZ CLARK** SE EXPIDE LA PRESENTE COPIA CERTIFICADA DE PUBLICACIÓN SEGÚN PLANILLA NO. : **220.2009.2.3048**



Abogado GLORIA MARIANA GONZALEZ CLARK
Registradora Mercantil

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino, Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezue
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve



OCT 20 A 9:24

ARCHIVO
RECIBIDO

Caracas, 16 de octubre de 2009

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Estimados señores:

Anexo a la presente les remito originales del Registro Mercantil de la Asamblea General Ordinaria de Accionistas de esta empresa celebrada el día 24 de abril de 2009, así como de los avisos del pago de dividendos decretado en dicha Asamblea, los cuales fueron publicados en dos (2) diarios de mayor circulación.

Atentamente,

CARLOS H. PAPARONI M.
Segundo Vice-Presidente
de la Junta Directiva

Anexo lo indicado

RIF-J-00023530-9
Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve

Manufacturas de Papel, C.A. (MANPA), S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo Capital Suscrito: Bs. 22.940.094.240,oo Capital Pagado: Bs. 22.940.094.240,oo

Bs. F. 2.

CARACAS
VENEZUELA
26 de ...
de 2...

AÑO LXVI
#23.583
FUNDADO EN 1943
SEGUNDA EDICIÓN

www.el-nacional.com

DOMINGO EL NACIONAL



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado: Bs. F. 45.882.000,00
Capital Suscrito: Bs. F. 22.941.000,00
Capital Pagado: Bs. F. 22.941.000,00
RIF: J-00023530-9

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión   N° 989 de fecha 24 de abril de 2009 decidió establecer la fecha de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 24 de abril de 2009 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario de Treinta Céntimos de Bolívar Fuerte (Bs. F. 0,30) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2008, a favor de los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, es decir el 4 de mayo de 2009 (fecha límite de transacción con beneficio), pagadero al noveno día hábil siguiente a esa fecha, es decir, a partir del 15 de mayo de 2009 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución de la Comisión Nacional de Valores N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004.

Caracas, 26 de abril de 2009.

EL UNIVERSAL

PORQUE DECIDES A DIARIO

CARACAS, VENEZUELA • DOMINGO 26 DE ABRIL DE 2009 • BsF 2,80 | Bs 2.800 • AÑO CI • Nº 35.846 • DEPÓSITO LEGAL PP-190901DF43



MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Capital Autorizado: Bs. F. 45.882.000,00
Capital Suscrito: Bs. F. 22.941.000,00
Capital Pagado: Bs. F. 22.941.000,00
RIF: J-00023530-9

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión Nº 989 de fecha 24 de abril de 2009 decidió establecer la fecha de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 24 de abril de 2009 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario de Treinta Céntimos de Bolívar Fuerte (Bs. F. 0,30) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2008, a favor de los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, es decir el 4 de mayo de 2009 (fecha límite de transacción con beneficio), pagadero al noveno día hábil siguiente a esa fecha, es decir, a partir del 15 de mayo de 2009 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución de la Comisión Nacional de Valores Nº 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria Nº 38.007 de fecha 24 de agosto de 2004.

Caracas, 26 de abril de 2009

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:----------------------------------

[Letterhead of MANPA]

Caracas, October 16, 2009.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

Dear sirs:

Pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 of August 24, 2004 we address you to inform you that the Special Shareholders´ Meeting as of October 16, 2009 approved decreeing a special cash dividend amounting to Twenty Cents of Strong Bolivars (BsF.0.20) per share and delegated to the Board of Directors the setting of both the registry and payment dates.

Likewise, the Board of Directors in its meeting No.997 of this same date resolved to set the registry and payment dates of the aforementioned dividend, which will be paid from October 30, 2009 (effective date of registry with benefit) to those shareholders registered on October 23, 2009 (deadline of transaction with benefit).

The dividend advertisement will be published in one (1) newspaper of national circulation on October 18, 2009.

Attached hereto you will find the following documents:

- Project of the advertisement of payment of dividend.

- Certification of the Minutes of General Shareholders´ Meeting dated October 16, 2009.

- Certification of the Minutes of the Board of Directors No.997 dated October 16, 2009.

- Publication of the Notification of Shareholders´ Meeting.

- Statement of Movements in Equity Accounts for the year ended at December 31, 2008.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

CARLOS H. DELFINO M. (signed) Illegible.

Second Vice-President of the Board of Directors . ---------------------------------------

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

<u>Authorized Capital Bs.45,882,000.00</u>

Subscribed Capital Bs.22,941,000.00

Capital Paid-in Bs. 22,941,000.00

RIF: J-00023530-9

<u>DIVIDEND</u>

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.997 dated October 16, 2009 decided to set the record date and payment of dividends, giving effect to that approved as of October 16, 2009 by the Special Shareholders' Meeting, which decreed an extraordinary cash dividend of Twenty Cents Bolivars (Bs.0.20) per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge against the Net income corresponding to the fiscal year ended at December 31, 2008 in favor of shareholders registered on the fifth business day following the publication of the notice in one (1) newspaper of major national circulation, that is, on October 23, 2009 (deadline of transaction with benefit), payable on the fifth business day following that date, that is from October 30, 2009 (effective record date with benefit).



Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities and Exchange Commission authorized the present publication pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 dated August 24, 2004.

Caracas, October 18, 2009. (signed) Illegible. --

[Letterhead of MANPA]

I, **CARLOS ENRIQUE PAPARONI M.**, a Venezuelan citizen, A Lawyer, of legal age, of this domicile, bearer of Identity Card No.6562483, proceeding in this act in my capacity as Second Vice-President of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minutes herein below transcribed is a true and exact copy of its original, **Special Shareholder's Meeting as of October 16, 2009** that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"As of today, at 12:00 m. of the Sixteenth (16th) day of October of the year Two Thousand Nine (2009) there gathered the shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, Caracas, of this city, as per notice issued in the newspapers El Universal and El Nacional, dated October 7, 2009 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,882,000.00 Subscribed Capital Bs.22,941,000.00 Capital Paid-In Bs. 22,941,000.00 RIF J-00023530-9. NOTICE: Company shareholders are convened for a Special Shareholders´ Meeting to be held on October 16, 2009 at 12 m, in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, with the following purpose: **SOLE ITEM:** Agreeing upon the extraordinary cash dividend to be allocated to shareholders and appointing the Board of Directors to set the registry dates and payment of shareholders. Company shareholders are informed that the dividends proposal referred to in this notice is available at its office premises. Caracas, October 7,





2009. For THE BOARD OF DIRECTORS   CARLOS DEFLINO T. (signed) illegible.

Chairman --

There attended this meeting the shareholders listed attached to this Minutes and who represent **one hundred sixty-one million five hundred seventy thousand two hundred and twelve (161,570,212) shares, that is, more than seventy percent (70%)** of the company capital stock, enough quorum to hold the Meeting. Therefore, the Executive President of the Meeting, Alejandro Delfino T., declared it constituted and began to consider the Sole Item of the notice – which was read out – that is, Agreeing upon the extraordinary cash dividend to be allocated to shareholders and appointing the Board of Directors to set the registry dates and payment of shareholders. Alejandro Delfino T. used his right to speak and read out the proposal by the Board of Directors: Agreeing upon the extraordinary cash dividend to be allocated to shareholders. The Board of Directors does hereby propose to decree an extraordinary cash dividend of twenty cents (0.20) bolivars per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2008 payable to shareholders registered on the fifth business day (deadline of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date of registry with benefit).   Payment shall be made during this year, in one sole portion.

Likewise, it is herein requested to the Board of Directors fixing the registry and payment dates of the agreed dividend.

The foregoing proposal was submitted to the consideration of the Shareholders´ Meeting and the attending shareholders unanimously approved it. The Shareholders´ Meeting authorized the members of the Board of Directors or Nelly González, holder of Identity Card No.8960356, so that any of them may make the corresponding participation to the Commercial Registry Office.



Having no further matter to discuss, it was signed, sealed and delivered after the list, the attending shareholders."

This certification is issued in Caracas, on the Sixteenth (16th) day of October of the year Two Thousand Nine (2009).

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

ALEJANDRO DELFINO T.(signed) Illegible.

Second Vice-President of the Board of Directors. ---

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL.   DATE: 10/16/2009

SATACORP   TIME: 12:09:47

MANUFACTURAS DE PAPEL C.A. (MANPA)

Quorum Status

Extraordinary

Total Shareholders:	229,410,000
Attending Shareholders:	161,570,212
% Quorum:	70.429
Total Shareholders Type "A":	229,410,000
Total Shareholders Type "A" Attending :	161,570,212
% Quorum Type "A"	70.429

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL.   DATE: 10/16/2009

SATACORP   PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
CARLOS TRAVIESO	**139,460**	**0.061**
INVERSIONES 7426, S.A.	139,460	0.061
DELFINO BERTRAN ALEJANDRO E	**35,894**	**0.016**
DELFINO BERTRAN SILVANA	6,758	0.003
DELFINO THORMAHLEN ALEJANDRO	29,136	0.013



DONA LOURDES	**4,329**	**0.002**
FDO. GTIA.DEP. Y PROTEC. (FOGADE)	1,238	0.001
FONDO DE GARANTIAS Y PROTECCION BAN	3,091	0.001
GONZALEZ NELLY	**33,634,248**	**14.661**
AÑEZ DELFINO ARNALDO JOSE	2,318	0.001
BROWN BROTHERS HARRIMAN & CO.	14,000,000	6.103
CAPIELO RAYMOND SANIA CELINA	99	0.000
CARPIO DELFINO MIGUEL ENRIQUE	22,990	0.010
CARRILLO HERNANDEZ NUBIA MARIA	40	0.000
DELFINO GOMEZ JOSE IGNACIO	500	0.000
DELFINO GOMEZ VIVIANNE	10,000	0.004
DELFINO PARRA DE RUBARTELLI MARIANA	200,105	0.087
DELFINO PARRA ELENA	5,938	0.003
DELFINO THORMAHLEN CARLOS EDUARDO	446,420	0.195
DITTMER MANZANO EGBERT	277,793	0.121
FUNDACION CARLOS DELFINO	10,242,798	4.465
FUNDACION CARLOS DELFINO	130,000	0.057
GOMEZ RUIZ DE ROMERO SYLVIA HELENA	8,845	0.004
GOMEZ-RUIZ RODRIGUEZ GUSTAVO	142,507	0.062
INMOBILIARIA ARA, S.A.	3,360	0.001
INMOBILIARIA LA ONSEDONIA, C.A.	572,685	0.250
INVERSIONES 218177, C.A.	300,000	0.131
INVERSIONES 84709, C.A.	77,779	0.034
INVERSIONES 9861680, C.A.	216,600	0.094
INVERSIONES HYADES, C.A.	22,000	0.010
INVERSIONES INVERDELGO, C.A.	113,317	0.049
INVERSIONES KHAFRE, C.A.	182,145	0.079
INVERSIONES TALBOT, C.A.	390,790	0.170
INVERSIONES TEDEA, C.A.	8,436	0.004
INVERSIONES VEIQUEVE, S.A.	12,760	0.006



INVERSIONES VEIQUEVE, S.A. INVERSIONE	40	0.000
LEIZAOLA LARTITEGUI IÑAKI	65,600	0.029
MADINA INVESTMENTS LTD.	2	0.000
MAGUHN TOLEDO MARIA ALEJANDRA	500	0.000
MAURY DE PAPARONI ALICIA	16,875	0.007
MEADOWWEED PTE LTD	4,348,192	1.895
PAPARONI DE PAHL MARITZA DEL CARMEN	17,699	0.008
PAPARONI MAURY ALICIA MARIELA	620,000	0.270
PAPARONI MAURY CARLOS HENRIQUE JOSE	620,000	0.270

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL.   DATE: 10/16/2009

SATACORP   PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name	Number of Shares	%
ABRAHIM KATOON HAROON		
Own shares : ⇒	2,000	0.001
Represented shares : ⇒	0	0.000
Total shares : ⇒	2,000	0.001
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN		
Own shares : ⇒	261,894	0.114
Represented shares : ⇒	0	0.000
Total shares : ⇒	261,894	0.114
CARLOS TRAVIESO		
Own shares : ⇒	0	0.000
Represented shares : ⇒	139,460	0.061
Total shares : ⇒	139,460	0.061
DELFINO BERTRAN ALEJANDRO E		
Own shares : ⇒	0	0.000



Represented shares : ⇒	35,894	0.016
Total shares : ⇒	35,894	0.016

DELFINO MONZON JUAN RAFAEL

Own shares : ⇒	7,272	0.003
Represented shares : ⇒	0	0.000
Total shares : ⇒	7,272	0.003

DONA LOURDES

Own shares : ⇒	0	0.000
Represented shares : ⇒	4,329	0.002
Total shares : ⇒	4,329	0.002

ELVIS ALVAREZ DE LUGO EDWARD

Own shares : ⇒	7,875	0.003
Represented shares : ⇒	0	0.000
Total shares : ⇒	7,875	0.003

GONZALEZ NELLY

Own shares : ⇒	0	0.000
Represented shares : ⇒	33,634,248	14.661
Total shares : ⇒	33,634,248	14.661

GONZALEZ NORA

Own shares : ⇒	0	0.000
Represented shares : ⇒	125,352,577	54.641
Total shares : ⇒	125,352,577	54.641

[Letterhead of MANPA]

I, **CARLOS ENRIQUE PAPARONI M.**, a Venezuelan citizen, A Lawyer, of legal age, of this domicile, bearer of Identity Card No.6562483, proceeding in this act in my capacity as Second Vice-President of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., a company of this domicile, DOES HEREBY CERTIFY THAT: "The Minutes herein partially transcribed is a true and exact transcript of its original which is inserted to the Minutes Book of the Board of Directors of my principal, which textually transcribed reads as follows:





"**RECORD No. 997**. As of today, the Sixteenth (16th) day of October of the year Two Thousand Nine, the members of the Board of Directors: CARLOS H. PAPARONI, Second Vice-President; and the Directors: GUSTAVO GOMEZ RUIZ, ARNALDO AÑEZ D., NELSON ISAMIT, and JULIO BUSTAMANTE, and Acting Directors: ALBERTO DELFINO T., MIGUEL E. CARPIO DELFINO, RICARDO DELFINO M., ANGEL J. RAMIREZ, FERNANDO PAPARONI and ALEJANDRO DELFINO and when Carlos Delfino T., Juan Carlos Carpio D., Alfredo Travieso P., Elena Delfino P., Alicia Mariela Paparoni M. and Celestino Martinez P., respectively, are not present. Likewise, Jose Gaetano Paparoni, Advisor, was present.

SOLE ITEM:

The Board of Directors decided to set October 23, 2009 as registry date (deadline of transaction with benefit) and October 30, 2009 as payment date (effective date of registering the benefit) of the dividend approved by the Special Shareholders' Meeting held on that same date, which decreed an ordinary cash dividend of twenty cents (0.20) bolivars per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2008.

Dividends will be paid at the office premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanización El Bosque, Chacaíto.

The Board of Directors does hereby authorize any of its member or Nelly González, holder of Identity Card No.8960356, so that any of them may make the corresponding participation to the Commercial Registry Office.

This certification is issued in Caracas on the Sixteenth (16th) day of October of the year Two Thousand Nine (2009).

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

CARLOS H. DELFINO M. (signed) Illegible.

Second Vice-President of the Board of Directors . --



[Newspaper ad: "El Universal." Wednesday, October 7, 2009. Caracas, Venezuela. Year CI– No.36009– Legal Deposit PP-I9090IDF43]

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,882,000.00

Subscribed Capital Bs.22,941,000.00

Capital Paid-in Bs. 22,941,000.00

RIF: J-00023530-9

NOTICE

Company shareholders are convened for a Special Shareholders´ Meeting to be held on October 16, 2009 at 12:00 m, in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, with the following purpose:

SOLE ITEM:

Agreeing upon the extraordinary cash dividend to be allocated to shareholders and appointing the Board of Directors to set the registry dates and payment of shareholders.

Company shareholders are informed that the dividends proposal referred to in this notice is available at its office premises.

Caracas, October 7, 2009.

For THE BOARD OF DIRECTORS

CARLOS DEFLINO T. (signed) Illegible.

Chairman --

[Newspaper ad: "El Nacional" Caracas – Venezuela. Wednesday, October 7, 2009.]

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,882,000.00

Subscribed Capital Bs.22,941,000.00

Capital Paid-in Bs. 22,941,000.00

RIF: J-00023530-9





NOTICE

Company shareholders are convened for a Special Shareholders´ Meeting to be held on October 16, 2009 at 12:00 m, in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, with the following purpose:

SOLE ITEM:

Agreeing upon the extraordinary cash dividend to be allocated to shareholders and appointing the Board of Directors to set the registry dates and payment of shareholders. Company shareholders are informed that the dividends proposal referred to in this notice is available at its office premises.

Caracas, October 7, 2009.

For THE BOARD OF DIRECTORS

CARLOS DEFLINO T. (signed) Illegible.

Chairman --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MOVEMENTS OF UNDISTRIBUTED RETAINED EARNINGS

(In bolivars)

	Retained earnings
	Undistributed
BALANCES AT DECEMBER 31, 2007	155,762,882
Cash dividends	(91,764,000)
Net income	156,670,447
BALANCES AT DECEMBER 31, 2008	220,669,329
Cash dividends approved by the Shareholders´ Meeting at April 24, 2009 (Bs.0.30 per share)	(68,823,000)
Cash dividend decreed by the Shareholders´ Meeting at July 3, 2009 (Bs.0.40 per share)	(91,764,000)
Cash dividend decreed by the Shareholders´ Meeting at October 16, 2009 (Bs.0.20 per share)	(45,882,000)
	14,200,329



<u>Translator's Note</u>:

At the upper margin of each page of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2009. October 20 A 9:22. FILE RECEIVED." ----------------------------

The foregoing is the true and exact translation of the copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 10, 2009.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR



U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve



7000 OCT 20 A 9 22

ARCHIVO
RECIBIDO

Caracas, 16 de octubre de 2009

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Estimados señores:

De conformidad con lo establecido en la Resolución N° 110-2004 de fecha 11 de agosto de 2004, publicada en la Gaceta Oficial N° 38.007 del 24 de agosto de 2004, nos dirigimos a ustedes en la oportunidad de notificarles que la Asamblea General Extraordinaria de Accionistas de fecha 16 de octubre de 2009 aprobó el decreto de dividendo extraordinario en efectivo de Veinte Céntimos de Bolívar Fuerte (Bs.F. 0,20) por acción y delegó en la Junta Directiva la fijación de las fechas de registro y pago.

Asimismo, la Junta Directiva en su reunión N° 997 de esta misma fecha, resolvió fijar las fechas de registro y pago del dividendo mencionado, el cual será pagadero a partir del 30 de octubre de 2009 (fecha efectiva de registro del beneficio) a aquellos accionistas registrados el 23 de octubre de 2009 (fecha límite de transacción con beneficio).

El aviso del dividendo será publicado en un (1) diario de circulación nacional el 18 de octubre de 2009.

Se acompañan los siguientes documentos:

- Proyecto del aviso del pago de dividendo.
- Certificación del Acta de la Asamblea General de Accionistas de fecha 16 de octubre de 2009.
- Certificación del Acta de Junta Directiva N° 997 de fecha 16 de octubre de 2009.
- Publicación de la Convocatoria a la Asamblea.
- Estado de Movimiento en las Cuentas de Patrimonio por el año terminado el 31 de diciembre de 2008.

Atentamente,

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

CARLOS H. PAPARONI M.

Segundo Vice-Presidente de la Junta Directiva

RIF-J-00023530-9
Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve

Manufacturas de Papel, C.A. (MANPA), S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo Capital Suscrito: Bs. 22.940.094.240,oo Capital Pagado: Bs. 22.940.094.240,oo



MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Capital Autorizado: Bs. 45.882.000,oo
Capital Suscrito: Bs. 22.941.000,oo
Capital Pagado: Bs. 22.941.000,oo
RIF: J-00023530-9

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 997 de fecha 16 de octubre de 2009 decidió establecer la fecha de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 16 de octubre de 2009 por la Asamblea General Extraordinaria de Accionistas, que decretó un dividendo extraordinario de Veinte Céntimos de Bolívar Fuerte (Bs.F. 0,20) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2008, a favor de los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, es decir el 23 de octubre de 2009 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 30 de octubre de 2009 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución de la Comisión Nacional de Valores N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004.

Caracas, 18 de octubre de 2009

Manufacturas de Papel, C.A. (MANPA), S.A.C.A.

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve



Yo, **CARLOS ENRIQUE PAPARONI M..**, venezolano, Abogado, mayor de edad, de este domicilio, titular de la cédula de identidad N° 6.562.483, procediendo en mi carácter de Segundo Vice-Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, **Acta de la Asamblea General Extraordinaria de Accionistas de fecha 16 de octubre de 2009**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **dieciséis (16) de octubre del año dos mil nueve (2009), siendo las 12:00 m.**, se reunieron los accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, Caracas, con motivo de la convocatoria publicada en los diarios El Nacional y El Universal, de fecha 07 de octubre de 2009, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs.F. 45.882.000,oo. Capital Suscrito Bs.F. 22.941.000,oo. Capital Pagado Bs.F. 22.941.000,oo. RIF: J-00023530-9. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas que se efectuará el día 16 de octubre de 2009, a las 12:00 m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente: PUNTO UNICO: Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que la propuesta de dividendo a que se refiere esta convocatoria está a su disposición en las oficinas de la compañía. Caracas, 07 de octubre de 2009. Por **LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente.**

A esta reunión concurrieron los accionistas que se nombran en el listado anexo a la presente Acta y que forma parte de la misma, quienes presentaron de forma personal y/o cartas poderes, los cuales representan **ciento sesenta y un millones quinientos setenta mil doscientas doce (161.570.212) acciones**, o sea, más del **setenta ciento (70%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente Ejecutivo, Alejandro Delfino T., declaró constituida la misma y se procedió a considerar el **Punto Unico de la convocatoria** – la cual fue leída -, o sea, Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Tomó la palabra Alejandro Delfino T. y leyó la siguiente la siguiente proposición de la Junta Directiva: Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo extraordinario en efectivo de Veinte Céntimos de Bolívar Fuerte (Bs.F. 0,20) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2008, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos notificado a la Comisión Nacional de Valores, pagadero a partir



del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción.

Igualmente, se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes, y la Asamblea autorizó a los miembros de la Junta Directiva o a Nelly González, titular de la cédula de identidad N° 8.960.356, para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los dieciséis (16) días del mes de octubre del año dos mil nueve (2009).

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

CARLOS H. PAPARONI M.
Segundo Vice-Presidente de la Junta Directiva

MANUFACTURAS DE PAPEL C.A. MANPA
Estado del Quorum
Extraordinaria

Total Accs.   :   229.410.000
Accs. Pres.   :   161.570.212

% Quroum   :   70,429

Total Accs. Tipo "A"   :   229.410.000
Total Accs. Tipo "A" Presentes   :   161.570.212
% Quroum Tipo "A"   :   70,429



MANUFACTURAS DE PAPEL C.A. MANPA
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
CARLOS TRAVIESO	139.460	0,061
INVERSIONES 7426, S.A.	139.460	0,061
DELFINO BERTRAN ALEJANDRO E	35.894	0,016
DELFINO BERTRAN SILVANA	6.758	0,003
DELFINO THORMAHLEN ALEJANDRO	29.136	0,013
DONA LOURDES	4.329	0,002
FDO.GTIA.DEP.Y PROTEC.BANC.(FOGADE)	1.238	0,001
FONDO DE GARANTIAS Y PROTECCION BAN	3.091	0,001
GONZALEZ NELLY	33.634.248	14,661
A=EZ DELFINO ARNALDO JOSE	2.318	0,001
BROWN BROTHERS HARRIMAN & CO.	14.000.000	6,103
CAPIELO RAYMOND SANIA CELINA	99	0,000
CARPIO DELFINO MIGUEL ENRIQUE	22.990	0,010
CARRILLO HERNANDEZ NUBIA MARIA	40	0,000
DELFINO GOMEZ JOSE IGNACIO	500	0,000
DELFINO GOMEZ VIVIANNE	10.000	0,004
DELFINO PARRA DE RUBARTELLI MARIANA	200.105	0,087
DELFINO PARRA ELENA	5.938	0,003
DELFINO THORMAHLEN CARLOS EDUARDO	446.420	0,195
DITTMER MANZANO EGBERT	277.793	0,121
FUNDACION CARLOS DELFINO	10.242.798	4,465
FUNDACIUN CARLOS DELFINO	130.000	0,057
GOMEZ RUIZ DE ROMERO SYLVIA HELENA	8.845	0,004
GOMEZ-RUIZ RODRIGUEZ GUSTAVO	142.507	0,062
INMOBILIARIA ARA, S.A.	3.360	0,001
INMOBILIARIA LA ONSEDONIA, C.A	572.685	0,250
INVERSIONES 218177, C.A.	300.000	0,131
INVERSIONES 84709 C.A. .	77.779	0,034
INVERSIONES 9861680, C.A.	216.600	0,094
INVERSIONES HYADES, C.A.	22.000	0,010
INVERSIONES INVERDELGO C.A	113.317	0,049
INVERSIONES KHAFRE, C.A.	182.145	0,079
INVERSIONES TALBOT, C.A.	390.790	0,170
INVERSIONES TEDEA C.A. .	8.436	0,004
INVERSIONES VEIQUEVE, S.A	12.760	0,006
INVERSIONES VEIQUEVE,S.A INVERSIONE	40	0,000
LEIZAOLA LARTITEGUI I=AKI	65.600	0,029
MADINA INVESTMENTS LTD.	2	0,000
MAGUHN TOLEDO MARIA ALEJANDRA	500	0,000
MAURY DE PAPARONI ALICIA	16.875	0,007
MEADOWWEED PTE LTD	4.348.192	1,895
PAPARONI DE PAHL MARITZA DEL CARMEN	17.699	0,008
PAPARONI MAURY ALICIA MARIELA	620.000	0,270
PAPARONI MAURY CARLOS HENRIQUE JOSE	620.000	0,270

MANUFACTURAS DE PAPEL C.A. MANPA
Especial

Nombre Accionista		Cant. Acciones	%
ABRAHIM KATOON HAROON			
Acciones Propias	:=>	2.000	0,001
Acciones Representadas	:=>	0	0,000
Total Acciones	:=>	2.000	0,001
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN			
Acciones Propias	:=>	261.894	0,114
Acciones Representadas	:=>	0	0,000
Total Acciones	:=>	261.894	0,114
CARLOS TRAVIESO			
Acciones Propias	:=>	0	0,000
Acciones Representadas	:=>	139.460	0,061
Total Acciones	:=>	139.460	0,061
DELFINO BERTRAN ALEJANDRO E			
Acciones Propias	:=>	0	0,000
Acciones Representadas	:=>	35.894	0,016
Total Acciones	:=>	35.894	0,016
DELFINO MONZON JUAN RAFAEL			
Acciones Propias	:=>	7.272	0,003
Acciones Representadas	:=>	0	0,000
Total Acciones	:=>	7.272	0,003
DONA LOURDES			
Acciones Propias	:=>	0	0,000
Acciones Representadas	:=>	4.329	0,002
Total Acciones	:=>	4.329	0,002
ELLIS ALVAREZ DE LUGO EDWARD			
Acciones Propias	:=>	7.875	0,003
Acciones Representadas	:=>	0	0,000
Total Acciones	:=>	7.875	0,003
GONZALEZ NELLY			
Acciones Propias	:=>	0	0,000
Acciones Representadas	:=>	33.634.248	14,661
Total Acciones	:=>	33.634.248	14,661
GONZALEZ NORA			
Acciones Propias	:=>	0	0,000
Acciones Representadas	:=>	125.352.577	54,641
Total Acciones	:=>	125.352.577	54,641

U.E.N. Molino Papel Escribir, imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Reemas, Reemillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 901231
Internet: http://www.manpa.com.ve



2009 OCT 20 A 9 22

Yo, **CARLOS ENRIQUE PAPARONI M.**, venezolano, mayor de edad, titular de la cédula de identidad N° 6.562.483, procediendo en mi carácter de Segundo Vice-Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO:** "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de la Junta Directiva de mi representada, la cual dice textualmente:

ACTA N° 997. Hoy, dieciséis (16) de octubre del año dos mil nueve (2009), siendo las 12:30 p.m., se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: CARLOS H. PAPARONI M., Segundo Vice-Presidente y los Directores: GUSTAVO GOMEZ-RUIZ, ARNALDO AÑEZ DELFINO, NELSON ISAMIT y JULIO BUSTAMENTE; y los Directores Suplentes: ALBERTO DELFINO T., MIGUEL E. CARPIO DELFINO, RICARDO DELFINO M., ANGEL J. RAMÍREZ, FERNANDO PAPARONI y ALEJANDRO DELFINO T., en ausencia de Carlos Delfino T., Juan Carlos Carpio D., Alfredo Travieso P., Elena Delfino P., Alicia Mariela Paparoni M. y Celestino Martínez P., respectivamente. Igualmente se encontraban presente José G. Paparoni, Asesor.

PUNTO UNICO:
La Junta Directiva decidió establecer como fecha de registro (fecha límite de transacción con beneficio) el 23 de octubre de 2009 y como fecha de pago (fecha efectiva de registro del beneficio) el 30 de octubre de 2009, del dividendo aprobado por la Asamblea General Extraordinaria de Accionistas celebrada en esta misma fecha, la cual decretó un dividendo extraordinario en efectivo de Veinte Céntimos de Bolívar Fuerte (Bs.F. 0,20) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2008.

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanización El Bosque, Chacaíto.

La Junta Directiva autoriza a cualquiera de sus miembros o a Nelly González, titular de la cédula de identidad N° 8.960.356, para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil."

Certificación, que expido en Caracas, a los dieciséis (16) días del mes de octubre del año dos mil nueve (2009).

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

CARLOS H. PAPARONI M.
Segundo Vice-Presidente de la Junta Directiva



EL NACIONAL

CARACAS · VENEZUELA miércoles 7 de octubre de 2009

Bs. F. 2,50

www.el-nacional.com

AÑO LXVII
#23.742
FUNDADO EN 1943
SEGUNDA EDICIÓN



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado: Bs. F. 45.882.000,00
Capital Suscrito: Bs. F. 22.941.000,00
Capital Pagado: Bs. F. 22.941.000,00
RIF: J-00023530-9

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el día **16 de octubre de 2009, a las 12:00 m.,** en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente:

PUNTO ÚNICO:

Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que la propuesta de dividendo a que se refiere esta convocatoria está a su disposición en las oficinas de la compañía.

Caracas, 7 de octubre de 2009

Por **LA JUNTA DIRECTIVA**

CARLOS DELFINO T.
Presidente

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
MOVIMIENTO DE LAS UTILIDES RETENIDAS NO DISTRIBUIDAS
(En bolívares)

	Utilidades Retenidas No distribuidas
SALDOS AL 31 DE DICIEMBRE DE 2007	155.762.882
Dividendos en efectivo	(91.764.000)
Utilidad neta	156.670.447
SALDOS AL 31 DE DICIEMBRE DE 2008	220.669.329
Dividendo en efectivo decretado por la Asamblea de Accionistas el 24 de abril de 2009 (Bs. 0,30 por acción)	(68.823.000)
Dividendo en efectivo decretado por la Asamblea de Accionistas el 1 de julio de 2009 (Bs. 0,40 por acción)	(91.764.000)
Dividendo en efectivo decretado por la Asamblea de Accionistas el 16 de octubre de 2009 (Bs. 0,20 por acción)	(45.882.000)
	14.200.329

[Letterhead of MANPA]

Caracas, September 25, 2009.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

This aims at informing you that the Board of Directors of my principal, in its meeting No.996 on this same date, decided to convene a Special Shareholders´ Meeting to be held on October 16, 2009 in order to consider decreeing a special cash dividend of twenty cents of Strong Bolivars (BsF0.20) per share, under the terms and conditions that will be subject to its consideration, delegating to the Board of Directors the power to establish registry dates (deadline of registration with benefit) and payment dates (effective date of paying the benefit).

Likewise, we attached to this document the notice to the aforementioned Special Shareholders´ Meeting that will be published in a national newspaper.

In view of the foregoing items, we enclose the following documents:

- Proposal to be submitted to the Board of Directors.
- Demonstrative chart of the Movement of Income.
- Project of Record No.996 as of September 25, 2009.



We make this notice to comply with the provisions of the National Securities and Exchange Commission in its Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 of August 24, 2004 and according to the provisions of Article 113 and 126 of the Capital Market Law.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman. --

[Letterhead of Manpa]


MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital BsF.45,882,000.00

Subscribed Capital BsF.22,941,000.00

Capital Paid-in BsF. 22,941,000.00

RIF: J-00023530-9

NOTICE


Company shareholders are informed that the Special Shareholders´ Meeting to be held on October 16, 2009 at 12:00 m in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose:

SOLE ITEM:

Agreeing upon the special dividend to be allocated to shareholders and appointing the Board of Directors to set the registry dates and payment to shareholders.

Company shareholders are herein informed that the dividends proposal is available at the company office premises.

Caracas, October 11, 2009.

For THE BOARD OF DIRECTORS.

CARLOS DELFINO T. (signed) Illegible.

President. --

[Letterhead of Manpa]

SPECIAL SHAREHOLDERS´ MEETING

OCTOBER 16, 2009





PROPOSAL

SOLE ITEM OF THE NOTICE. – Agreeing upon dividend to be allocated to shareholders. It is hereby propose to decree an extraordinary cash dividend of twenty cents (0.20) bolivars per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2008 payable to shareholders registered on the fifth business day (deadline of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the ninth business day following this latter date (effective date of registry with benefit). Payment shall be made during this year, in one sole portion.

Likewise, it is herein requested to the Board of Directors fixing the registry and payment dates of the agreed dividend.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MOVEMENTS OF UNDISTRIBUTED RETAINED EARNINGS

(In bolivars)

	Retained earnings
	Undistributed
BALANCES AT DECEMBER 31, 2007	155,762,882
Cash dividends	(91,764,000)
Net income	156,670,447
BALANCES AT DECEMBER 31, 2008	220,669,329
Cash dividends approved by the Shareholders´ Meeting at April 24, 2009 (Bs.0.30 per share)	(68,823,000)
Cash dividend decreed by the Shareholders´ Meeting at July 1, 2009 (Bs.0.40 per share)	(91,764,000)
Cash dividend proposed by the Board of Directors at September 25, 2009 (Bs0.20 per share)	(45,882,000)
	14,200,329





[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, DOES HEREBY CERTIFY THAT: "The Minutes herein partially transcribed is a true and exact transcript of its original which is inserted to the Minutes Book of the Board of Directors of my principal, which textually transcribed reads as follows:

"**RECORD No. 997**. As of today, the Twenty-Fifth (25th) day of September of the year Two Thousand Nine, the members of the Board of Directors: CARLOS DELFINO T., President; CELESTINO MARTINEZ P., First Vice-President; CARLOS H. PAPARONI, Second Vice-President; the Directors: GUSTAVO GOMEZ RUIZ, ARNALDO AÑEZ D., NELSON ISAMIT, JULIO BUSTAMANTE, JUAN CARLOS CARPIO, ELENA DELFINO, and Acting Directors RICARDO DELFINO, and FERNANDO PAPARONI when ALFREDO TRAVIESO P. and ALICIA MARIELA PAPARONI, respectively, are absent. Likewise, ALEJANDRO DELFINO T., Executive President and JOSE GAETANO PAPARONI, Advisor, were present.

The Board of Directors approved the text of the proposal in regard to special dividend t be submitted to the consideration of the Special Shareholders´ Meeting to be held on October 16, 2009 which reads as follows: Agreeing upon the extraordinary cash dividend to be allocated to shareholders. It is hereby proposed to decree an extraordinary cash dividend of twenty cents (0.20) bolivars per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2008 payable to shareholders registered on the fifth business day (deadline of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date of registry with benefit). Payment shall be made during this year, in one sole portion. Likewise, it is



herein requested to the Board of Directors fixing the registry and payment dates of the

agreed dividend. The Board of Directors agreed convening a Special Shareholders'

Meeting to be held on October 16, 2009 at 12:00 m in our office premises situated in

Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with

the following purpose: SOLE ITEM: Agreeing upon the special dividend to be allocated

to shareholders and appointing the Board of Directors to set the registry dates and

payment to shareholders. "

This certification is issued in Caracas, on the Twenty-Eight (28th) day of September of

the year Two Thousand Nine (2009).

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

CARLOS DELFINO T.(signed) Illegible.

Chairman. --

Translator's Note:

On each page originally written in Spanish there is a wet seal that reads as follows:

"National Securities and Exchange Commission. 2009 September 28 PM 2:55. FILE.

RECEIVED." ---

The foregoing is the true and exact translation of the attached copy of the document IN

WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas,

today, November the 2nd, 2009.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR







U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.EN. Molino Papel Higiénico
Teléfonos (043) 407511 - 407473 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Reamas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380



Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 25 de septiembre de 2009

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

La presente tiene como finalidad informarles que la Junta Directiva de mi representada, en su reunión N° 996 de esta misma fecha, decidió convocar a una Asamblea General Extraordinaria de Accionistas para día 16 de octubre de 2009, con el objeto de considerar un decreto de dividendo extraordinario en efectivo de veinte céntimos de Bolívar Fuerte (Bs.F. 0,20) por acción, en los términos y condiciones que serán sometidos en la consideración de la misma, delegando en la Junta Directiva la facultad de establecer las fechas de registro (fecha límite de transacción con beneficio) y de pago (fecha efectiva de registro del beneficio).

Asimismo, acompañamos a la presente texto de la convocatoria para la Asamblea General Extraordinaria antes mencionada que será publicada en la prensa nacional.

A efectos de los puntos anteriores, anexamos los siguientes documentos:

✓ La Proposición que presentará la Junta Directiva.
✓ Cuadro demostrativo de Movimiento de Utilidades.
✓ Proyecto del Acta N° 996 de fecha 25 de septiembre de 2009.

Notificación que hacemos a objeto de dar cumplimiento con lo establecido por la Comisión Nacional de Valores en su Resolución N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004 y con lo estipulado en los Artículos 113 y 126 de la Ley de Mercado de Capitales.

Sin otro particular a que hacer referencia, quedo de ustedes.

Atentamente,
MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado

Dra. Nelly González – Avenida Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 901.2307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve

Manufacturas de Papel, C.A. (MANPA), S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo Capital Suscrito: Bs. 22.940.094.240,oo Capital Pagado: Bs. 22.940.094.240,oo

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Capital Autorizado Bs.F. 45.882.000,oo
Capital Suscrito Bs.F. 22.941.000,oo
Capital Pagado Bs.F. 22.941.000,oo
RIF: J-00023530-9

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el **día 16 de octubre de 2009, a las 12:00 m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente:

PUNTO UNICO:

Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que la propuesta de dividendo a que se refiere esta convocatoria está a su disposición en las oficinas de la compañía.

Caracas, 11 de octubre de 2009

Por **LA JUNTA DIRECTIVA**

CARLOS DELFINO T.
Presidente



ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS
16 DE OCTUBRE DE 2009

PROPOSICION

PUNTO UNICO DE LA CONVOCATORIA.- Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo extraordinario en efectivo de veinte céntimos de Bolívar Fuerte (Bs.F. 0,20) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2008, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos notificado a la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción.

Igualmente, se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
MOVIMIENTO DE LAS UTILIDES RETENIDAS NO DISTRIBUIDAS
(En bolívares)

	Utilidades Retenidas No distribuidas
SALDOS AL 31 DE DICIEMBRE DE 2007	135.762.882
Dividendos en efectivo	(91.764.000)
Utilidad neta	156.670.447
SALDOS AL 31 DE DICIEMBRE DE 2008	220.669.329
Dividendo en efectivo decretado por la Asamblea de Accionistas el 24 de abril de 2009 (Bs. 0,30 por acción)	(68.823.000)
Dividendo en efectivo decretado por la Asamblea de Accionistas el 1 de julio de 2009 (Bs. 0,40 por acción)	(91.764.000)
Dividendo en efectivo propuesto por la Junta Directiva el 25 de septiembre de 2009 (Bs. 0,20 por acción)	(45.882.000)
	14.200.329





Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta N° 997**: Hoy, veinticinco (25) de septiembre de dos mil nueve, se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Gustavo Gómez Ruiz, Arnaldo Añez D., Julio Bustamante, Juan Carlos Carpio Elena Delfino y los Directores Suplentes Ricardo Delfino, y Fernando Paparoni en ausencia de Alfredo Travieso y Alicia Mariela Paparoni respectivamente. Igualmente se encontraban presentes Alejandro Delfino T., Presidente Ejecutivo y como Director Suplente en ausencia de Nelson Isamit y José Gaetano Paparoni, Asesor.

5. La Junta Directiva aprobó el texto de la proposición relativa al dividendo extraordinario a ser sometida a la consideración de la Asamblea General Extraordinaria de Accionistas a efectuarse el día 16 de octubre de 2009, la cual es del tenor siguiente: Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo extraordinario en efectivo de veinte céntimos de Bolívar Fuerte (Bs.F. 0,20) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2008, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos notificado a la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción. Igualmente, se solicita delegar en la Junta Directiva la



fijación de las fechas de registro y pago del dividendo acordado. La Junta Directiva acordó convocar la Asamblea General Extraordinaria de Accionistas para el día 16 de octubre de 2009, a las 12:00m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente: **PUNTO UNICO:** Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas."

Certificación que expido en Caracas a los veintiocho (28) días del mes de septiembre del año dos mil nueve (2009).

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva